Filed Pursuant to Rule 424(b)(3)

File Number 333-108159

PROSPECTUS SUPPLEMENT NO. 1

to Prospectus declared

effective on July 18, 2005

(Registration No. 333-108159)

UNIFIED WESTERN GROCERS, INC.

This Prospectus Supplement No. 1 supplements our Prospectus dated July 18, 2005. The securities that are the subject of the Prospectus have been registered to permit their sale by us.

This Prospectus Supplement includes the attached Quarterly Report for the period ended July 2, 2005 on Form 10-Q of Unified Western Grocers, Inc., as filed by us with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is August 26, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JULY 2, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission file number: 0-10815

UNIFIED WESTERN GROCERS, INC.

(Exact name of registrant as specified in its charter)

California	95-0615250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5200 Sheila Street, Commerce, CA 90040

(Address of principal executive offices) (Zip Code)

(323) 264-5200

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes [X]    No [    ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes [    ]    No [X]

The number of shares outstanding of each of the registrant’s classes of common stock, as of July 30, 2005, were as follows:

Class A: 107,200 shares;   Class B: 482,932 shares;   Class C: 15 shares;   Class E: 92,283 shares

PART I.    FINANCIAL INFORMATION

ITEM 1.    FINANCIAL STATEMENTS (UNAUDITED)

Unified Western Grocers, Inc. and Subsidiaries

Consolidated Condensed Balance Sheets – Unaudited

(dollars in thousands)

	July 2, 2005	October 2, 2004
Assets

Current assets:
Cash and cash equivalents (including $1,134 and $3,060 held at a variable interest entity at July 2, 2005 and October 2, 2004, respectively) (Note 4)	$29,175	$43,443
Accounts and notes receivable, net of allowances of $2,652 and $2,085 at July 2, 2005 and October 2, 2004, respectively	141,148	140,769
Inventories	172,543	191,045
Prepaid expenses	8,665	7,696
Deferred income taxes	12,081	11,874

Total current assets	363,612	394,827
Properties, net	176,844	181,033
Investments	79,650	66,375
Notes receivable, net of allowances of $921 and $802 at July 2, 2005 and October 2, 2004, respectively	9,566	14,285
Goodwill	28,432	28,732
Other assets, net	33,827	36,381

Total Assets	$691,931	$721,633

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$140,003	$149,615
Accrued liabilities	118,406	123,324
Current portion of notes payable	9,334	9,639
Members’ excess deposits and estimated patronage dividends	21,460	12,947
Net current liabilities of discontinued operations	688	921

Total current liabilities	289,891	296,446
Notes payable, less current portion	158,322	191,694
Long-term liabilities, other	100,825	97,648
Net long-term liabilities of discontinued operations	735	739
Members’ deposits and certificates:
Members’ required deposits	16,599	12,786
Subordinated patronage dividend certificates	3,141	3,141
Commitments and contingencies

Shareholders’ equity:
Class A Shares: 500,000 shares authorized, 106,800 and 111,700 shares outstanding at July 2, 2005 and October 2, 2004, respectively	16,464	16,947
Class B Shares: 2,000,000 shares authorized, 482,932 and 524,474 shares outstanding at July 2, 2005 and October 2, 2004, respectively	76,686	81,586
Class E Shares: 2,000,000 shares authorized, 92,283 and 92,827 shares outstanding at July 2, 2005 and October 2, 2004, respectively	9,228	9,283
Retained earnings after elimination of accumulated deficit of $26,976 effective September 28, 2002	20,260	12,383
Receivable from sale of Class A Shares to members	(722)	(1,047)
Accumulated other comprehensive earnings	502	27

Total shareholders’ equity	122,418	119,179

Total Liabilities and Shareholders’ Equity	$691,931	$721,633

The accompanying notes are an integral part of these statements.

Unified Western Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Earnings

and Comprehensive Earnings – Unaudited

(dollars in thousands)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004
Net sales	$715,417	$721,091	$2,141,583	$2,258,509
Cost of sales	643,870	650,282	1,919,369	2,036,479
Distribution, selling and administrative expenses	57,992	58,293	179,905	184,638

Operating income	13,555	12,516	42,309	37,392
Interest expense	(3,780)	(4,208)	(11,353)	(13,223)

Earnings before estimated patronage dividends and income taxes	9,775	8,308	30,956	24,169
Estimated patronage dividends	(5,517)	(4,430)	(17,226)	(15,242)

Earnings before income taxes	4,258	3,878	13,730	8,927
Income taxes	(1,740)	(1,579)	(5,183)	(3,459)

Net earnings	2,518	2,299	8,547	5,468
Other comprehensive earnings, net of income taxes:
Unrealized holding gain (loss) on investments	837	(506)	475	(309)

Comprehensive earnings	$3,355	$1,793	$9,022	$5,159

The accompanying notes are an integral part of these statements.

Unified Western Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Cash Flows – Unaudited

(dollars in thousands)

	Thirty-Nine Weeks Ended
	July 2, 2005	June 26, 2004
Cash flows from operating activities:
Net earnings	$8,547	$5,468
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	18,341	21,459
Provision for doubtful accounts	795	715
Loss (gain) on sale of properties	85	(6)
Deferred income taxes	271	2,565
Purchases of trading securities	(5,915)	(1,062)
Proceeds from maturities or sales of trading securities	243	1,033
(Increase) decrease in assets:
Accounts receivable	338	14,067
Inventories	18,502	20,119
Prepaid expenses	(969)	(584)
Pension plan assets	(918)	(819)
Increase (decrease) in liabilities:
Accounts payable	(9,612)	(24,692)
Accrued liabilities	(4,521)	16,754
Long-term liabilities, other	5,307	5,949

Net cash provided by continuing operating activities	30,494	60,966
Net cash utilized by discontinued operating activities	(203)	(4,371)

Net cash provided by operating activities	30,291	56,595

Cash flows from investing activities:
Purchases of properties	(6,859)	(7,185)
Purchases of securities and other investments	(21,695)	(13,144)
Proceeds from maturities or sales of securities and other investments	14,813	7,493
Decrease in notes receivable	3,207	1,526
Proceeds from sales of properties	44	—
Increase in other assets	(4,596)	(4,654)

Net cash utilized by investing activities	(15,086)	(15,964)

Cash flows from financing activities:
Reduction of long-term notes payable	(26,079)	(24,632)
Reduction of short-term notes payable	(7,850)	(9,317)
Payment of deferred financing fees	(20)	(2,649)
Members’ excess deposits and estimated patronage dividends	8,513	7,046
Increase in members’ required deposits	2,460	2,214
Decrease (increase) in receivable from sale of Class A Shares to members	325	(290)
Repurchase of shares from members	(7,380)	(3,986)
Issuance of shares to members	558	829

Net cash utilized by financing activities	(29,473)	(30,785)

Net (decrease) increase in cash and cash equivalents	(14,268)	9,846
Cash and cash equivalents at beginning of period	43,443	37,489

Cash and cash equivalents at end of period	$29,175	$47,335

The accompanying notes are an integral part of these statements.

Unified Western Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Cash Flows – Unaudited – Continued

(dollars in thousands)

	Thirty-Nine Weeks Ended
	July 2, 2005	June 26, 2004
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$10,377	$12,316
Income taxes	$6,347	$527

Supplemental disclosure of non-cash items:
Conversion of Class B Shares to Class A Shares and members’ excess deposits	—	$95
Retirement of Class B Shares	$1,234	—
Reduction in purchase accounting reserve against goodwill	$300	$454
Reduction in pre quasi-reorganization deferred tax valuation allowance credited to Class A and Class B Shares	$2,000	—
Increase to pre quasi-reorganization discontinued operations and lease reserves, net of deferred taxes of $33 and $740 as of July 2, 2005 and June 26, 2004, respectively	$52	$1,132

The accompanying notes are an integral part of these statements.

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)

1.    BASIS OF PRESENTATION

The consolidated condensed financial statements include the accounts of Unified Western Grocers, Inc. and all its subsidiaries (the “Company” or “Unified”). Inter-company transactions and accounts with subsidiaries have been eliminated. The interim financial statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to SEC rules and regulations; nevertheless, management believes that the disclosures are adequate to make the information presented not misleading. These consolidated condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s latest annual report on Form 10-K filed with the SEC. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

The accompanying consolidated condensed financial statements reflect all adjustments that, in the opinion of management, are both of a normal and recurring nature and necessary for the fair presentation of the results for the interim periods presented. The preparation of the consolidated condensed financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated condensed financial statements and accompanying notes. As a result, actual results could differ from those estimates.

The Company’s banking arrangements allow the Company to fund outstanding checks when presented to the financial institution for payment. This cash management practice frequently results in total issued checks exceeding available cash balances at a single financial institution. The Company’s policy is to record its cash disbursement accounts with a cash book overdraft in accounts payable. Prior to fiscal 2005, the Company reported these balances in accounts payable net of cash maintained in separate accounts. The condensed consolidated balance sheet and statement of cash flows for the periods ended October 2, 2004 and June 26, 2004, respectively, have been reclassified to conform to this presentation. Net earnings were not impacted by this change. At July 2, 2005 and October 2, 2004, the Company had book overdrafts of $37.6 million and $40.0 million, respectively, classified in accounts payable.

Certain other amounts in the prior periods’ consolidated condensed financial statements have been reclassified to conform to the current period’s presentation.

2.    DISCONTINUED OPERATIONS

On September 25, 2002, the Company’s Board of Directors (the “Board”) approved a plan to exit the Company’s unprofitable retail operations. The decision resulted in an impairment of the underlying assets and the accrual of exit-related costs and liabilities in accordance with Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB Opinion No. 30”). Pursuant to APB Opinion No. 30, the Company recognized asset impairments and established reserves for certain exit-related costs including estimated operating losses expected to be incurred over the disposal period, lease reserves and settlements, severance and contract termination costs. The reserves are periodically analyzed and adjustments are recorded against additional paid-in capital. The Company has reclassified certain accounts in the consolidated condensed financial statements to reflect its exit from the retail business. Accordingly, certain assets and liabilities and cash flows relating to the Company’s retail operations were segregated and the resulting net liabilities and net cash flows of the retail operations were reported as “discontinued operations” in the accompanying consolidated condensed financial statements.

3.    QUASI-REORGANIZATION

Subsequent to the decision to dispose of its retail operations as discussed in Note 2, the Company’s Board adopted a resolution approving the implementation of a quasi-reorganization for financial reporting purposes effective September 28, 2002. A quasi-reorganization is an accounting procedure that eliminates an accumulated

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

deficit in retained earnings and permits a company to proceed on much the same basis as if it had been legally reorganized. A quasi-reorganization requires that a company’s long-term assets and liabilities be adjusted to fair value. Any remaining deficit in retained earnings is then eliminated by a transfer of amounts from paid-in capital and capital stock, if necessary, giving a company a “fresh start” and a zero balance in retained earnings. The quasi-reorganization process resulted in the adjustment of the Company’s assets and liabilities to fair value at September 28, 2002 and the elimination of the Company’s accumulated deficit by a reduction of $18.1 million against additional paid-in capital, $1.1 million against Class A Shares and $7.7 million against Class B Shares. The fair value adjustments pursuant to quasi-reorganization accounting rules did not result in a net write-up of assets.

4.    VARIABLE INTEREST ENTITY

In fiscal 2004, the Company signed a purchase and sale agreement with an unrelated business property developer to transfer and assign the leasehold and sub-leasehold interests and certain assets relating to eleven closed store locations for which the Company is contingently liable for the lease payments. Four of the locations were related to the Company’s exit from its retail operations. The Company paid approximately $5.4 million including brokers’ commissions (which approximated the Company’s recorded lease liabilities for these locations at the date of transfer) to transfer its leasehold and sub-leasehold interests in these properties but remains contingently liable until such time as the leases expire or the Company is released from all liabilities and obligations under the leases.

At July 2, 2005, the Company remains contingently liable for the lease payments on eight store locations. The net present value of the Company’s currently estimated obligation for the remaining leasehold and sub-leasehold interests for the eight stores totals approximately $4.9 million at July 2, 2005, with the last lease expiring in 2021. The Company’s maximum loss exposure related to these leases is $31.2 million.

The Financial Accounting Standards Board (“FASB”) issued in January 2003 and revised in December 2003 FASB Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements.” FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Although the Company has no ownership interest in the unrelated third party that assumed the leasehold and sub-leasehold interests from the Company, that third party is considered a variable interest entity pursuant to FIN 46R. Because the primary investor in the variable interest entity currently does not have sufficient equity at risk, the Company is considered the primary beneficiary. Accordingly, the Company is required to consolidate the assets, liabilities and non-controlling interests of the variable interest entity, as well as the results of operations. At July 2, 2005 and October 2, 2004, the Company consolidated the variable interest entity’s accounts, including total assets of $2.2 and $4.0 million, respectively, comprised primarily of $1.1 and $3.1 million in cash, respectively, $0.4 million in properties and $0.7 and $0.5 million in other assets, respectively, to be used in the development of the properties and for payment of lease obligations, with lease reserves of approximately $3.3 and $4.0 million, respectively.

5.    ACQUISITIONS

On September 27, 1999, the Company merged with United Grocers, Inc., a grocery cooperative headquartered in Milwaukie, Oregon (the “Merger”). In connection with the Merger, the Company established a reserve for the closure of various facilities. Periodic charges against the reserve represent lease costs for non-subleased facilities and rental income shortfalls for subleased facilities. The amount of this reserve and current period charges against the reserve for the thirty-nine week period ended July 2, 2005 are presented below.

(dollars in thousands)
Balance at October 2, 2004	$(1,694)
Charges to the reserve	799
Charges to earnings	(50)
Adjustments to the reserve	498

Balance at July 2, 2005	$(447)

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

In fiscal 2004, the Company reversed excess purchase accounting reserves for two locations whose leases were terminated through buy-out arrangements with the respective landlords, resulting in a reduction of goodwill. In addition, the Company received sublease income for one facility for which the lease reserve was initially established at the time of the Merger. As a result, the reserves were considered no longer needed and consequently, were reversed, resulting in a reduction of goodwill.

During the thirty-nine weeks ended July 2, 2005, the Company negotiated a buy-out agreement for one location. In addition, previously anticipated repair expenses on a second location were mitigated due to tenant actions. As a result of these activities, the respective reserves were considered no longer needed and consequently, were reversed, resulting in a reduction of goodwill.

6.    SEGMENT INFORMATION

Unified is a retailer-owned, grocery wholesale cooperative serving supermarket operators located primarily in the western United States and in the South Pacific. Unified sells a wide variety of grocery-related and general merchandise products to its customers. The Company’s customers include its owners (“Members”) and non-owners (“non-members”). Unified also provides support services to its customers, including financing and insurance. The availability of specific products and services may vary by geographic region.

Management identifies segments based on the information monitored by the Company’s chief operating decision-makers to manage the business. During fiscal 2004, management identified the insurance business as a separate reportable segment. Accordingly, the Company reclassified its segment information for the fiscal years ended September 27, 2003 and September 28, 2002. As a result, the Company has the following two reportable segments:

•	Wholesale Distribution includes the results of operations from the sale of food and general merchandise products to both Member and non-member independent and chain supermarket operators. As of July 2, 2005, the Wholesale Distribution segment represents approximately 99% of the Company’s total sales and 84.5% of total assets.

•	The Insurance segment includes the results of operations for the Company’s three insurance subsidiaries (Grocers and Merchants Insurance Service, Inc., Springfield Insurance Company and Springfield Insurance Company, Ltd.). These subsidiaries provide insurance and insurance-related services, including workers’ compensation and liability insurance policies, to both the Company and its Members primarily located in California. As of July 2, 2005, the Company’s Insurance segment collectively accounts for approximately 1% of the Company’s total sales and 13.0% of total assets.

The “all other” category includes the results of operations for the Company’s other support businesses, including its finance subsidiary, whose services are provided to a common customer base, none of which individually meets the quantitative thresholds of a reportable segment. As of July 2, 2005, the “all other” category collectively accounts for less than 1% of the Company’s total sales and 2.5% of total assets.

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

Information about the Company’s operating segments is summarized below.

(dollars in thousands)
	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004
Net sales
Wholesale distribution	$709,725	$711,968	$2,123,121	$2,235,327
Insurance	7,077	9,504	22,951	26,272
All other	757	777	1,443	1,592
Inter-segment eliminations	(2,142)	(1,158)	(5,932)	(4,682)

Total net sales	$715,417	$721,091	$2,141,583	$2,258,509

Operating income
Wholesale distribution	$12,131	$11,227	$39,259	$37,159
Insurance	1,192	(149)	3,339	(1,755)
All other	232	1,438	(289)	1,988

Total operating income	13,555	12,516	42,309	37,392

Interest expense	(3,780)	(4,208)	(11,353)	(13,223)
Estimated patronage dividends	(5,517)	(4,430)	(17,226)	(15,242)
Income taxes	(1,740)	(1,579)	(5,183)	(3,459)

Net earnings	$2,518	$2,299	$8,547	$5,468

Depreciation and amortization
Wholesale distribution	$5,678	$7,141	$18,128	$21,220
Insurance	66	72	207	216
All other	2	—	6	23

Total depreciation and amortization	$5,746	$7,213	$18,341	$21,459

Capital expenditures
Wholesale distribution	$3,246	$3,312	$6,770	$7,062
Insurance	27	65	89	123
All other	—	—	—	—

Total capital expenditures	$3,273	$3,377	$6,859	$7,185

Identifiable assets
Wholesale distribution	$584,551	$593,624	$584,551	$593,624
Insurance	89,795	87,325	89,795	87,325
All other	17,585	30,395	17,585	30,395

Total identifiable assets	$691,931	$711,344	$691,931	$711,344

7.    SHAREHOLDERS’ EQUITY

During the 39-week period ended July 2, 2005, the Company issued 3,200 Class A Shares with an issue value of $0.56 million and redeemed 8,100 Class A Shares with a redemption value of $1.38 million. In addition, the Company also redeemed 33,743 Class B Shares and 544 Class E Shares with redemption values of $5.95 million and $0.05 million, respectively.

On December 20, 2004, the Company retired 7,799 of its Class B Shares (with an approximate value of $1.2 million) formerly owned by SavMax Foods, Inc. (“SavMax”), a wholly-owned subsidiary of the Company, whose operations were discontinued effective September 28, 2002.

8.    CONTINGENCIES

As disclosed in Item 3 of the Company’s Annual Report on Form 10-K for the fiscal year ended October 2, 2004, and Item 1 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarters ended January 1, 2005 and

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

April 2, 2005, the Company was a defendant to litigation filed December 14, 2001 in the state of Hawaii stemming from the Company’s 1996 sale of a subsidiary (Hawaiian Grocery Stores, Ltd.) to a private investor, events subsequent to the sale, and the subsequent bankruptcy and liquidation of such business (“the HGS litigation”). The plaintiffs sought damages in an undetermined amount, rescission of certain transactions, restitution to plaintiffs in an unstated amount and punitive and other damages in an unstated amount.

During the second fiscal quarter ended April 2, 2005, the Company and other individuals and entities entered into a settlement agreement with the plaintiffs that would cause the dismissal of all claims against the Company, its affiliated entities, as well as all individuals currently or formerly affiliated with the Company or its related entities. There was no finding or admission of wrongdoing by the Company, its affiliated entities, or any individual currently or formerly affiliated with the Company or its related entities. During the third fiscal quarter ended July 2, 2005, the court with jurisdiction in this matter approved the settlement. The amount of the settlement was within reserves previously established by the Company.

The Company is a party to various litigation, claims and disputes, some of which, including the HGS litigation, are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company believes the outcome of these matters will not result in a material adverse effect on its financial condition or results of operations.

9.    PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company’s employees participate in a cash balance pension plan (“Benefit Plan”) sponsored by the Company. The Benefit Plan is a noncontributory defined benefit pension plan covering substantially all employees of the Company who are not subject to a collective bargaining agreement. Under the Benefit Plan, participants are credited with an annual accrual based on years of service with the Company. The Benefit Plan balance receives an annual interest credit, currently tied to the 30-year Treasury rate that is in effect the previous November, but in no event shall the rate be less than 5%. On retirement, participants will receive a lifetime annuity based on the total cash balance in their account. The Company makes contributions to the Benefit Plan in amounts that are at least sufficient to meet the minimum funding requirements of applicable laws and regulations, but no more than amounts deductible for federal income tax purposes. Benefits under the Benefit Plan are provided through a trust and also through annuity contracts.

The Company also has an Executive Salary Protection Plan (“ESPP II”) that provides supplemental post-termination retirement income based on each participant’s final salary and years of service as an officer of the Company. Depending on when the officer became a participant in the ESPP II, final salary is defined as the highest compensation of the last three years preceding employment separation or the average of the highest five years of compensation out of the last ten years preceding employment separation. Funds are held in a rabbi trust for the ESPP II consisting primarily of life insurance policies reported at cash surrender value. In accordance with Emerging Issues Task Force (“EITF”) No. 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust,” the assets and liabilities of a rabbi trust must be accounted for as if they are assets and liabilities of the Company. The assets held in the rabbi trust are not available for general corporate purposes. In addition, all earnings and expenses of the rabbi trust are reported in the Company’s consolidated statement of earnings. The cash surrender value of such life insurance policies aggregated $13.0 million and $10.9 million at July 2, 2005 and October 2, 2004, respectively, and is included in other assets in the Company’s consolidated balance sheets. The related accrued benefit cost (representing the Company’s benefit obligation to participants) of $12.3 million and $11.2 million at July 2, 2005 and October 2, 2004, respectively, is recorded in other long-term liabilities in the Company’s consolidated balance sheets. The rabbi trust is subject to creditor claims in the event of insolvency. The ESPP II accrued benefit cost is included in the pension table below. However, the trust assets are excluded from Benefit Plan and ESPP II plan assets as they do not qualify as plan assets under Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”).

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

The components of net periodic cost for pension and other postretirement benefits for the thirty-nine weeks ended July 2, 2005 and June 26, 2004 consist of the following:

	Pension Benefits		Other Postretirement Benefits
	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004
Service cost	$3,567	$3,221	$1,012	$1,066
Interest cost	4,772	4,355	2,590	2,314
Expected return on plan assets	(4,273)	(3,614)	—	—
Amortization of prior service cost	181	181	—	—
Recognized actuarial loss	25	51	324	173

Net periodic cost	$4,272	$4,194	$3,926	$3,553

Assuming a long-term rate of return on plan assets of 8.50%, a discount rate of 6.25% and certain other assumptions, the Company estimates that its combined pension expense for the Benefit Plan and ESPP II for fiscal 2005 will be approximately $5.7 million. Future pension expense will be affected by future investment performance, discount rates and other variables such as expected rate of compensation increases and mortality rates relating to plan participants. Decreasing both the discount rate and projected salary increase assumptions by 0.5% would increase the Company’s projected fiscal 2005 pension expense for the Benefit Plan and ESPP II by approximately $0.1 million.

During fiscal 2004, the Company contributed $4.2 million to the Benefit Plan and ESPP II for the 2003 plan year. At this time, the Company expects to make at least the minimum required contributions of $4.1 million in fiscal 2005 for the 2004 plan year, which will be due by September 15, 2005. At its discretion, the Company may contribute in excess of this amount. In accordance with the Pension Funding Equity Act of 2004, which changed the interest rate used to calculate the funded current liability percentage (“FCLP”) as of January 1, 2003, the Company is not required to make quarterly contributions to the Benefit Plan for the 2004 plan year. For the 2005 plan year, however, due to a FCLP rate below 100% at January 1, 2004, the Company is required to make contributions on a prescribed quarterly basis. Therefore, commencing with quarterly contributions of $918,000 made on April 15, 2005 and July 15, 2005, the Company expects to make its remaining required contributions of $918,000 per quarter due on October 15, 2005 and January 15, 2006. The Company contributed $0.7 million to the ESPP II during the thirty-nine weeks ended July 2, 2005. The Company contributed $0.9 million to the Benefit Plan during the thirty-nine weeks ended July 2, 2005.

At July 2, 2005, the fair value of the Benefit Plan assets increased to $73.2 million from $66.1 million at October 2, 2004.

The Company sponsors postretirement benefit plans that cover both non-union and union employees. Retired non-union employees currently are eligible for a plan providing medical benefits, and a certain group of retired non-union employees currently participate in a plan providing life insurance benefits for which active non-union employees are no longer eligible. Additionally, certain eligible union and non-union employees have separate plans providing a lump-sum payout for unused sick days. These plans are not funded.

Assuming a discount rate of 6.25% and certain other assumptions, the Company estimates that postretirement expense for fiscal 2005 will be approximately $5.2 million. Future postretirement expense will be affected by discount rates and other variables such as expected rate of compensation increases and projected health care trend rates.

10.    RELATED PARTY TRANSACTIONS

Prior to fiscal 2004, the Company purchased 80,000 shares of preferred stock (the “Series A-1 Preferred Shares”) of C&K Market, Inc. (“C&K”) for $8.0 million. Douglas A. Nidiffer, a director of the Company, is a shareholder,

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

director and an officer of C&K. During fiscal 2004, the Company and an unrelated third party lender approved a change in the capital structure of C&K. In connection with the recapitalization, the Company exchanged its 80,000 Series A-1 Preferred Shares valued at $8.0 million and deferred dividends of approximately $1.5 million with respect to such shares for 95,000 shares of Series A-2 Preferred Shares. The Series A-2 Preferred Shares have an 8% cumulative dividend rate, with cash dividend payments payable quarterly beginning in May 2004, subject to applicable loan agreements. The dividend rate will be adjusted on December 31, 2008 to the greater of 8% or the then current five-year U.S. Treasury Bill rate plus 5%. The original carrying value of the Series A-2 Preferred Shares was $8.0 million and will accrete to the redemption value of $9.5 million over 10 years. Separately, the Company also executed a new ten-year supply agreement with C&K. The Series A-2 Preferred Shares are eligible for redemption, at the Company’s option in an amount of up to 19,000 shares per year, beginning in December 2009 and concluding in December 2013. The controlling shareholders of C&K have provided the Company with personal guarantees with respect to the redemption of preferred shares and the payment of dividends. The Company received scheduled cash dividends of $0.6 million during the thirty-nine weeks ended July 2, 2005 and $0.2 million during the thirteen weeks ended June 26, 2004 (initial quarter under the new agreement).

On December 14, 2004, the Board of Directors approved a loan to KV Mart Co. in an amount not to exceed $1.5 million. Darioush Khaledi, a director of the Company, is a shareholder, director and an officer of KV Mart Co. The loan was funded on December 29, 2004, for $1.1 million. The loan facilitated a lease termination in the amount of $1.1 million for which the Company was contingently liable until 2011. The loan is payable over 48 months commencing from the date of its initial funding and bears interest at the rate of prime plus 1% (currently 7.25%).

11.    NEW ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle and that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (period ending September 30, 2006 for the Company). The Company does not currently believe that the adoption of SFAS No. 154 will have a significant impact on its financial condition and results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 clarifies that the term conditional asset retirement obligation (“CARO”) as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Therefore, an entity is required to recognize a liability for the fair value of a CARO when that obligation is incurred (generally upon acquisition, construction, or development and (or) through the normal operation of the asset), if the liability’s fair value can be reasonably estimated. Any uncertainty surrounding the timing and method of settlement that is conditional on the occurrence of a future event should be factored into the measurement of the liability, not the timing of its recognition. If sufficient information is not available at the time the liability is incurred, paragraph 3 of SFAS No. 143 requires a liability to be recognized initially in the period in which sufficient information becomes available to estimate its fair value. The provisions of FIN 47 are effective no later than fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. The Company is currently assessing the impact of FIN 47 on its results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). Previously, APB Opinion No. 29 (“APB No. 29”) provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. APB No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

amount of the asset relinquished. The FASB believes that exception required certain nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Commercial substance exists if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS No. 153 shall be applied prospectively. The Company does not currently believe that SFAS No. 153 will have a significant impact on its financial condition and results of operations.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (“FSP No. 109-1”). FSP No. 109-1 clarifies the guidance in FASB SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), that applies to the new deduction for qualified domestic production activities under the American Jobs Creation Act of 2004 (the “AJCA”). FSP No. 109-1 clarifies that the deduction should be accounted for as a special deduction under SFAS No. 109, not as a tax-rate reduction, because the deduction is contingent on performing activities identified in the AJCA. As a result, companies qualifying for the special deduction will not have a one-time adjustment of deferred tax assets and liabilities in the period the AJCA is enacted. FSP No. 109-1 requires that tax benefits resulting from the qualified domestic production activities should be recognized no earlier than the year in which they are reported in the entity’s tax return. FSP No. 109-1 is effective upon issuance (December 21, 2004). Since the tax benefits would not be recognized any earlier than the tax year ended October 1, 2005, the impact, if any, of FSP 109-1 would be reported in the Company’s financial statements no earlier than fiscal 2006. The Company is currently assessing the financial impact of FSP No. 109-1 on its consolidated financial statements.

On October 13, 2004, the FASB ratified the consensus reached by the EITF with respect to EITF Issue No. 04-10, “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds” (“EITF No. 04-10”). EITF No. 04-10 clarified that operating segments can be aggregated only if aggregation is consistent with the objective and basic principles of FASB SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in paragraph 17 of SFAS No. 131 (i.e., similarity in the nature of the products and services, the production processes, the type or class of customers for their products and services, and if applicable the nature of the regulatory environment). Paragraph 19 of SFAS No. 131 permits an entity to combine information about segments, which individually do not meet the quantitative thresholds in paragraph 18 of SFAS No. 131 to produce a reportable segment, only if the segments share a majority of the aggregation criteria identified above. Although the FASB ratified the consensus in EITF No. 04-10, the FASB issued proposed FASB Staff Position No. 131-a (“FSP 131-a”) in March 2005 to provide supplemental guidance in determining whether two or more operating segments have similar economic characteristics under paragraph 17 of SFAS No. 131. The EITF agreed to delay the effective date of the consensus to coincide with that of the related FSP and has delayed the effective date pending the issuance of the final FSP 131-a. The Company does not currently believe that EITF No. 04-10 will have any impact on its currently reportable segments.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”), which amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. SFAS No. 151 requires that these costs be expensed as current period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005; hence, the Company will adopt its provisions effective October 2, 2005, the beginning of its fiscal year 2006. The Company does not currently believe this statement will have any significant impact on the Company’s financial position or results of operations.

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

On March 31, 2004, the FASB ratified the consensus reached by the EITF on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF No. 03-1”). EITF No. 03-1 provides guidance for determining whether certain investment securities are impaired, and requires certain additional disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The recognition provisions of this standard have been deferred. The Company included the disclosures required by EITF No. 03-1 in Note 6 of Notes to Consolidated Financial Statements in its Annual Report on Form 10-K for the fiscal year ended October 2, 2004.

In November 2003, the EITF reached a consensus on EITF Issue No. 03-10, “Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers” (“EITF No. 03-10”). EITF No. 03-10 addresses the accounting for manufacturers’ sales incentives offered directly to consumers, including manufacturer coupons. According to EITF No. 03-10, manufacturers’ sales incentives offered directly to consumers that do not meet certain criteria should be reflected as a reduction of revenue in the financial statements of a reseller. The consensus applied to new arrangements, including modifications to existing arrangements, entered into in fiscal periods beginning after November 25, 2003. Accordingly, for the thirty-nine weeks ended July 2, 2005, $70.9 million of such consideration was classified as a reduction in cost of sales, and for the thirty-nine weeks ended June 26, 2004, $65.1 million of such consideration was classified as a reduction in cost of sales with a corresponding reduction in net sales. In addition, for the thirty-nine weeks ended July 2, 2005, $0.6 million was classified as a reduction in distribution, selling and administrative expenses, and for the thirty-nine weeks ended June 26, 2004, $0.5 million was classified as a reduction in distribution, selling and administrative expenses with a corresponding increase in cost of sales. Comparable amounts for periods prior to fiscal 2003 were not reclassified, as reclassification is not permitted under the transition guidance. The application of the EITF had no effect on net earnings.

ITEM 2.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING INFORMATION

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, or (c) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions. When the Company uses words such as “believes,” “expects,” “anticipates” or similar expressions, the Company is making forward-looking statements. Although Unified believes that the expectations reflected in such forward-looking statements are reasonable, the Company cannot give readers any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All forward-looking statements attributable to Unified are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date hereof. The Company undertakes no duty or obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document as well as in other documents the Company files from time to time with the Securities and Exchange Commission.

COMPANY OVERVIEW

Unified Western Grocers, Inc. (“Unified” or the “Company”) is a retailer-owned, grocery wholesale cooperative serving supermarket operators located primarily in the western United States and the South Pacific. The Company’s customers range in size from single store operators to multiple store chains. The Company operates its business in two reportable business segments: (1) Wholesale Distribution and (2) Insurance. All remaining business activities are grouped into “All Other” (see Note 6 of Notes to Consolidated Condensed Financial Statements).

The Company sells a wide variety of products typically found in supermarkets. The Company reports all product sales in its Wholesale Distribution segment, which represents approximately 99% of the Company’s total sales. The Company’s customers include its owners (“Members”) and non-owners (“non-members”). Unified also provides support services to its customers, including insurance and financing. Insurance activities account for approximately 1% of total sales and are reported in its Insurance segment, while finance activities are grouped with the Company’s All Other business activities. The availability of specific products and services may vary by geographic region. The Company has three separate geographical and marketing regions. The regions are Southern California, Northern California and the Pacific Northwest.

A California corporation organized in 1922 and incorporated in 1925, Unified does business primarily with those customers that have been accepted as Members. Members are required to meet specific member capitalization requirements, which include capital stock ownership and may include required cash deposits. In addition, each Member must meet minimum purchase requirements that may be modified at the discretion of the Company’s Board of Directors (the “Board”). An entity that does not meet Member purchase requirements or does not desire to become a Member may conduct business with Unified as a non-member customer on a non-patronage basis. The Company previously conducted business on a patronage basis with entities, known as “associate-patrons,” that did not desire to become Members. The Company does not intend to sell to non-members on a patronage basis in the future.

The earnings from business conducted on a patronage basis are distributed to Members in the form of patronage dividends. The Company’s patronage earnings are based on the combined results of the Company’s three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. The Company also does business on a non-patronage basis in the Wholesale Distribution segment through its non-patronage division, specialty food subsidiary (Grocers Specialty Company) and international sales subsidiary (Unified International, Inc). These businesses sell products to both Members and non-members. The Company does business through its subsidiaries on a non-patronage basis. Earnings from the Company’s subsidiaries and from business conducted on a non-patronage basis (collectively “non-patronage business”) are retained by the Company.

The various warehouse and office facilities operated by the Company are located in Los Angeles, Commerce, Santa Fe Springs, Stockton, Hayward, Livermore and Fresno, California and Milwaukie, Oregon. The Company also operates a bakery manufacturing facility and a milk processing plant in Los Angeles, which primarily serve the Southern California region.

Sales Activities

The Company experienced an overall sales decline of $116.9 million, or 5.2%, for the thirty-nine weeks ended July 2, 2005 (the “2005 Period”) as compared to the thirty-nine week period ended June 26, 2004 (the “2004 Period”). Several factors contributed to the change in sales during the 2005 Period.

•	The 2004 Period included $115.0 million in non-recurring sales volume resulting from the strike/lockout of three major grocery retailers in Southern California (see discussion in “Overview of the 2005 Period” below).

•	Sales to the Company’s primary Southern California Dairy Division customer were $24.6 million in the 2004 Period. Subsequently, the customer was purchased by a competitor and began self-distributing in the 2005 Period.

•	Partially offsetting the above declines, the Company benefited from growth in its core business that generated a $22.7 million, or 1.0%, sales increase over the 2004 Period. The sales increase was driven primarily by growth of existing customers from new store openings and growth in the Company’s perishables initiative. The Company’s perishables initiative was launched in fiscal 2004 to help customers more effectively compete with the growing alternatives to the conventional retail grocery store. Successful customers have focused on differentiation strategies in perishable items on the perimeter of the store such as produce, service deli, service bakery and meat categories. Unified launched the initiative to emphasize the sale of these perimeter store products. This initiative is intended to help retailers improve their competitiveness through enhanced item selection and lower product cost through the Company’s ability to serve as a “single source” of perimeter store products and other grocery store products for its customers.

The Company attributes the sales growth from continuing business, in part, to the programs and services the Company provides to expand and renew its Member base. The Company provides real estate services, equipment sales and financing to support existing Members that are remodeling or opening new stores. The Company also helps retailers introduce new products to meet changing consumer demand, including the perishables initiative described above.

During the 2005 Period, the Company experienced a decline in total membership due to the number of Members discontinuing their membership exceeding new Member additions during the first thirty-nine weeks of fiscal 2005 as indicated in the following table:

Membership Activity	Number of Members
Membership count as of October 2, 2004	564
New members	16
Members discontinued	(32)
Members previously discontinued whose shares were redeemed	(21)

Membership count as of July 2, 2005	527

Fourteen of the discontinued Members and eight of the new Members were the result of buy/sell arrangements where one Member sells its store to another Member, and the Company continues to supply the store. Sales to the eight new members not part of a buy/sell arrangement during the 2005 Period were $4.5 million. Sales to the 18 discontinued members not part of a buy/sell arrangement during the 2005 Period were $29.7 million and will not continue in future periods.

The marketplace in which the Company operates continues to evolve and present challenges both to the Company and its customers. The continued expansion of large box store formats into the Company’s marketplace will present challenges for some of the retail grocery stores owned by customers of the Company. In addition, alternative formats such as discount, drug and convenience stores continue to expand their offering of products that are a core part of the conventional grocery store offering.

To effectively compete with these alternatives to the conventional retail grocery store, successful customers have focused on, among other things, differentiation strategies in items on the perimeter of the store such as produce, service deli, service bakery and meat categories.

Demographic changes have created more ethnic diversity in the Company’s marketplace and are also supporting the Company’s sales growth. The vast majority of Unified’s customers in its Southern California region operate retail stores in the Los Angeles and San Diego metropolitan areas with diverse ethnic populations. Unified’s customers have developed effective marketing strategies that have attracted the ethnic shopper. Populations in the Company’s Northern California and Pacific Northwest regions have also become more ethnically diverse over time, providing increased growth opportunities for Unified’s customers. Unified also supports growth throughout its marketplace by working closely with vendors to offer promotions on fast-moving products to the Company’s customers and by supporting and sponsoring major events that help promote sales at the retail level.

In June 2004, the Company changed its pricing strategy on its grocery, frozen food and delicatessen lines of products. The pricing methodology is called Consumer Driven Pricing (“CDP”). The CDP program is designed to align the Company’s pricing with the method used by the Company’s customers. This change also allows the Company greater flexibility to adapt to changes in the marketplace and address seasonal demands to help its customers’ competitiveness.

Economic Factors

The impact of the overall economic environment is reflected in certain business costs of the Company. In recent periods, costs associated with fuel, workers’ compensation, medical and other benefits have risen significantly. Additionally, wage increases occur as a result of negotiated labor contracts and the impact of inflationary cost of living adjustments. These cost increases have resulted in economic pressure on the Company. Management continually focuses attention on daily labor management, as well as develops initiatives aimed at improving business processes and managing costs to achieve reductions to offset these economic increases. The implementation of these initiatives has resulted in significant improvements throughout the Company, most notably in the Company’s distribution system, which has led to improved warehouse and transportation efficiencies. Labor efficiencies, such as the number of cases moved in the warehouse per hour of work, have increased 6.0% in the 2005 Period compared to the 2004 Period and 7.8% in the 2004 Period compared to the first thirty-nine weeks of fiscal 2003 due to system and process improvements and the continual vigilance toward labor efficiencies. Other initiatives involve collaborative solutions working with Members and customers to remove costs from the overall supply chain.

Technology

Technology has played a significant role in shaping the grocery industry as companies continue to use technology to gain efficiencies and reduce costs. Technology improvements have been an important part of Unified’s strategy to improve service to its customers and lower costs. Technology improvements in its distribution systems have been an area of concentration. The Company expects to see additional warehouse improvements and order fulfillment accuracy as it continues its warehouse system improvements over the next two years. Additionally, the Company has made improvements to better support its interactions with vendors and customers. The Company’s related vendor activities include improvements to its new item introductions, promotions management and payment support activities that have improved efficiencies and lowered costs. Member focused efforts have included improvements through its Memberlink technology product that completes the supply chain cycle by improving speed-to-shelf for new items and enhancing retail promotion planning.

Discontinued Operations and Quasi-reorganization

On September 25, 2002, the Board approved management’s plan to exit its retail operations. The Company reclassified certain accounts in the consolidated financial statements to reflect its exit from the retail business. Accordingly, certain accounts such as revenues, costs and expenses, assets and liabilities and cash flows relating to the Company’s retail operations were segregated and the net operating results, net liabilities and net cash flows of the retail operations were reported as “Discontinued Operations” in the accompanying consolidated condensed financial statements (see Note 2 of Notes to Consolidated Condensed Financial Statements).

During fiscal 2004, the Company completed its exit from the retail business. During the fiscal year ended September 27, 2003, the Company closed seven of its remaining nine operating stores and obtained binding commitments for the sale and transfer of the leasehold rights for the remaining two stores to Members, which stores were either sold or transferred in the first quarter of fiscal 2004.

The Company also evaluated its other subsidiary activities and concluded that it would exit from its unprofitable trucking, printing and security activities. Subsequent to its decision to exit retail and other unprofitable subsidiary activities, the Board approved a plan to effect a quasi-reorganization as of September 28, 2002. A quasi-reorganization is an accounting procedure that eliminates an accumulated deficit in retained earnings and permits a company to proceed on much the same basis as if it had been legally reorganized. A quasi-reorganization involves adjusting a company’s assets and liabilities to their fair values. Any remaining deficit in retained earnings is then eliminated by a transfer of amounts from paid-in capital and capital stock, if necessary, giving a company a “fresh start” and a zero balance in retained earnings. To reflect these actions, the Company wrote down certain current and non-current assets of its retail and other unprofitable businesses, including goodwill, to net realizable value. In addition, the Company established reserves for certain exit related costs including estimated operating losses, severance, lease reserves and other necessary costs expected to be incurred over the disposal period. The effect of these two actions resulted in a net accumulated deficit that was eliminated by a transfer of amounts from paid-in capital, Class A and Class B Shares (see Notes 2 and 3 of Notes to Consolidated Condensed Financial Statements).

RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the consolidated condensed financial statements and notes to the consolidated condensed financial statements, specifically Note 6 to Notes to Consolidated Condensed Financial Statements, Segment Information, included elsewhere in this report. Certain statements in the following discussion are not historical in nature and should be considered to be forward-looking statements that are inherently uncertain.

The following table sets forth the percentage of selected consolidated financial data of Unified expressed as a percentage of net sales for the periods indicated and the percentage increase or decrease in such items over the prior period.

	Thirteen Weeks Ended		% Change	Thirty-Nine Weeks Ended		% Change
Fiscal Period Ended	July 2, 2005	June 26, 2004	Thirteen Weeks	July 2, 2005	June 26, 2004	Thirty-Nine Weeks
Net sales	100.0%	100.0%	(0.8)%	100.0%	100.0%	(5.2)%
Cost of sales	90.0	90.2	(1.0)	89.6	90.1	(5.8)
Distribution, selling and administrative expenses	8.1	8.1	(0.5)	8.4	8.2	(2.6)

Operating income	1.9	1.7	8.3	2.0	1.7	13.1
Interest expense	(0.5)	(0.6)	(10.2)	(0.5)	(0.6)	(14.1)
Estimated patronage dividends	(0.8)	(0.6)	24.5	(0.8)	(0.7)	13.0
Income taxes	(0.2)	(0.2)	10.2	(0.3)	(0.2)	49.8

Net earnings	0.4%	0.3%	9.5%	0.4%	0.2%	56.3%

THIRTEEN WEEK PERIOD ENDED JULY 2, 2005 (“2005 PERIOD”) COMPARED TO THE THIRTEEN WEEK PERIOD ENDED JUNE 26, 2004 (“2004 PERIOD”)

Overview of the 2005 Period.    The Company’s consolidated operating income was $13.6 million in the 2005 Period compared to $12.5 million in the 2004 Period. Operating income for the Company’s Wholesale Distribution and Insurance segments improved over the 2004 Period, but was partially offset by a decline in the All Other category.

•	Wholesale Distribution Segment: The Wholesale Distribution segment’s operating income was $12.1 million in the 2005 Period compared to $11.2 million in the 2004 Period. The Company has continued to benefit from increased efficiencies in its operations. The Company has also benefited from cost reductions in workers’ compensation expense due to management actions (implementing safety programs and reducing corporate risk exposure via the offering of higher deductible policies to customers) and recent legislative changes. Fuel cost increases have partially offset the benefits from increased operational efficiencies. See additional discussion under “Distribution, selling and administrative expenses – Wholesale Distribution Segment” below.

•	Insurance Segment: Operating income improved $1.3 million in the Company’s Insurance segment to $1.2 million in the 2005 Period compared to an operating loss of $0.1 million in the 2004 Period. The Company’s workers’ compensation claims development stabilized during the 2005 Period. The improvement was attributable to several factors, including improved rate adequacy, legislative reforms that have mitigated increases in claims expenses (particularly medical costs), and the continued participation of our customers in higher deductible policies, which can be less costly for them and reduce the Company’s portion of its claims loss exposure.

•	All Other: All Other business activities primarily consist of the Company’s finance subsidiary and the consolidation of a variable interest entity as discussed in Note 4 of the Notes to Consolidated Condensed Financial Statements in Item 1. Operating income of $0.2 million for the 2005 Period consisted of $0.3 million in operating income from the Company’s finance subsidiary offset by $0.1 million in operating expense associated with the Company’s variable interest entity.

Operating income decreased $1.2 million to $0.2 million in the 2005 Period compared to income of $1.4 million in the 2004 Period. The decrease in earnings is primarily due to non-recurring favorable loan collection activities on previously reserved accounts in the Company’s finance subsidiary that occurred in the 2004 Period, resulting in a one-time benefit that was not repeated in the 2005 Period.

The following tables summarize the performance of each business segment for the 2005 and 2004 Periods.

Wholesale Distribution Segment (dollars in thousands)
	Thirteen Weeks Ended July 2, 2005		Thirteen Weeks Ended June 26, 2004
	Amounts in 000’s	Percent to Sales	Amounts in 000’s	Percent to Sales	Difference
Gross sales	$709,725		$711,968		$(2,243)
Inter-segment eliminations	—		—		—

Net sales	709,725	100.0	711,968	100.0	(2,243)
Cost of sales	641,690	90.4	643,395	90.4	(1,705)
Distribution, selling and administrative expenses	55,904	7.9	57,346	8.1	(1,442)

Operating income	$12,131	1.7	$11,227	1.5	$904

Insurance Segment (dollars in thousands)
	Thirteen Weeks Ended July 2, 2005		Thirteen Weeks Ended June 26, 2004
	Amounts in 000’s	Percent to Sales	Amounts in 000’s	Percent to Sales	Difference
Gross sales	$7,077		$9,504		$(2,427)
Inter-segment eliminations	(2,037)		(1,138)		(899)

Net sales	5,040	100.0	8,366	100.0	(3,326)
Cost of sales	2,180	43.3	6,887	82.3	(4,707)
Distribution, selling and administrative expenses	1,668	33.1	1,628	19.5	40

Operating income (loss)	$1,192	23.6	$(149)	(1.8)	$1,341

All Other (dollars in thousands)
	Thirteen Weeks Ended July 2, 2005		Thirteen Weeks Ended June 26, 2004
	Amounts in 000’s	Percent to Sales	Amounts in 000’s	Percent to Sales	Difference
Gross sales	$757		$777		$(20)
Inter-segment eliminations	(105)		(20)		(85)

Net sales	652	100.0	757	100.0	(105)
Distribution, selling and administrative expenses	420	64.4	(681)	(90.0)	1,101

Operating income	$232	35.6	$1,438	190.0	$(1,206)

Net sales.    Consolidated net sales decreased $5.7 million to $715.4 million in the 2005 Period compared to $721.1 million for the 2004 Period.

•	Wholesale Distribution Segment: Net Wholesale Distribution sales decreased $2.3 million to $709.7 million in the 2005 Period compared to $712.0 million for the 2004 Period.

•	Sales decreased $3.6 million to the Company’s largest Southern California Dairy Division customer, who was purchased in the first quarter of fiscal 2005 by a competitor who manufactures and distributes its own products.

•	Sales increased by approximately $1.3 million due primarily to stores added by new Members, the distribution volume of existing Members’ expansion to new store locations, and growth in perimeter-store products such as meat, produce and other perishable products. Perimeter-store products drove the growth in sales, while grocery and general merchandise sales declined compared to the 2004 Period. The decline in grocery and general merchandise was the result of continued competitive pressures in the marketplace from alternate format food stores (warehouse stores and supercenters) that are influencing shoppers’ buying practices, and certain customers buying more product directly from manufacturers.

•	Insurance Segment: Net sales decreased $3.3 million to $5.1 million in the 2005 Period compared to $8.4 million for the 2004 Period. The Company’s policy volume was stable; however, rates declined compared to the 2004 Period.

•	All Other: Net sales were consistent at $0.6 million in the 2005 Period compared to $0.7 million for the 2004 Period.

Cost of sales.    Consolidated cost of sales were $643.9 million for the 2005 Period and $650.3 million for the 2004 Period and comprised 90.0% and 90.2% of consolidated net sales for the 2005 and 2004 Periods, respectively.

•	Wholesale Distribution Segment: Cost of sales decreased by $1.7 million to $641.7 million in the 2005 Period compared to the 2004 Period. As a percentage of net wholesale sales, cost of sales was 90.4% for the 2005 and 2004 Periods, respectively.

•	A change in product and Member sales mix contributed to a 0.2% increase in cost of sales as a percent of net wholesale sales.

•	The Company increased the markup on its grocery, frozen food and delicatessen product lines due to the implementation of the Company’s Consumer Driven Pricing Program in June 2004, resulting in a 0.2% reduction in cost of sales as a percent of net wholesale sales.

•	Insurance Segment: Cost of sales decreased by $4.7 million to $2.2 million in the 2005 Period compared to the 2004 Period. In the 2004 Period, the Company incurred additional workers’ compensation losses due to unfavorable claims development for older accident years. However, workers’ compensation claims losses stabilized during the 2005 Period, resulting in decreased cost of sales.

Distribution, selling and administrative expenses.    Consolidated distribution, selling and administrative expenses were $58.0 million in the 2005 Period compared to $58.3 million in the 2004 Period, and comprised 8.1% of net sales for the 2005 and 2004 Periods, respectively.

•	Wholesale Distribution Segment: Distribution, selling and administrative expenses were $55.9 million in the 2005 Period compared to $57.3 million in the 2004 Period, and comprised 7.9% and 8.1% of net wholesale sales for the 2005 and 2004 Periods, respectively.

The factors contributing to the 0.2% decrease in costs as a percent of net wholesale sales are as follows:

•	The Company has continued to make efficiency improvements in its operations, and cost savings in certain of its administrative expenses. Recent implementation of new warehouse management systems and process improvements have improved productivity 7.9% in the 2005 Period compared to the 2004 Period. These improvements and other cost efficiency activities in the 2005 Period resulted in a $0.4 million decrease in cost and a decrease in costs as a percent of net wholesale sales by 0.1%.

•	Workers’ compensation costs have been reduced by $1.1 million, or 0.1% as a percent of net wholesale sales, due to safety and administrative programs and legislative reforms.

•	Partially offsetting these cost reductions have been higher fuel costs of $0.1 million resulting from higher fuel prices.

•	Insurance Segment: Distribution, selling and administrative expenses for the Insurance segment were comparable at $1.7 million for the 2005 Period compared to $1.6 million for the 2004 Period.

•	All Other: Distribution, selling and administrative expenses for the Company’s All Other business activities for the 2005 Period were $0.4 million compared to income of $(0.7) million for the 2004 Period. The Company’s finance subsidiary expenses increased $1.1 million compared to the 2004 Period due to non-recurring favorable loan collection activities on previously reserved accounts that occurred in the 2004 Period, resulting in a one-time benefit that was not repeated in the 2005 Period.

Interest.    Interest expense was $3.8 million in the 2005 Period compared to $4.2 million in the 2004 Period and comprised 0.5% and 0.6% of consolidated net sales for the 2005 Period and the 2004 Period, respectively. Factors contributing to the decrease in interest expense are as follows:

•	Interest expense on the Company’s primary debt instruments was $2.9 million for the 2005 and 2004 Periods.

•	Weighted Average Borrowings: Interest expense declined $0.4 million over the 2004 Period due to a reduction in the Company’s weighted average borrowings. Weighted average borrowings were reduced by $37.6 million due to improved cash flow from operations, working capital improvements and the Company’s Equity Enhancement Program (see “Equity Enhancement Plan”).

•	Interest Rates: Interest expense increased $0.4 million over the 2004 Period. The Company’s average borrowing rate for the combined primary debt, made up of the revolving line of credit and senior secured notes, was 7.1% and 5.7% for the 2005 and 2004 Periods, respectively. Several offsetting factors contributed to the increase in interest rates. First, the Company realized a reduction in its interest rate margin over the base borrowing rate on its revolving line of credit due to achieving certain financial results. Second, consistent with the overall market interest rate change, the base borrowing rate on the revolver increased over the 2004 Period, offsetting the reduction in margin. Third, reductions in borrowings on the lower interest revolver compared to the senior notes resulted in a higher average borrowing rate. The Company believes it will be able to sustain the financial performance measures required to maintain the current interest rate margins.

The Company’s borrowings on its revolving credit agreement are subject to market rate fluctuations. A 25 basis point change in the market rate of interest over the period would have resulted in a $0.1 million increase or decrease in corresponding interest expense.

•	Changes in secondary debt instruments resulted in a $0.4 million decrease in expense in the 2005 Period compared to the 2004 Period.

Estimated patronage dividends.    Estimated patronage dividends for the 2005 Period were $5.5 million, compared to $4.4 million in the 2004 Period, an increase of 24.5%. Patronage dividends for the 2005 Period consisted of the patronage earnings from the Company’s three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2005 and 2004 Periods, respectively, the Company had patronage earnings of $2.6 million and $2.4 million in the Southern California Dairy Division, $0.1 million and $0.1 million in the Pacific Northwest Dairy Division and $2.8 million and $1.9 million in the Cooperative Division.

Income taxes.    The Company’s effective income tax rate was 40.9% for the 2005 Period compared to 40.7% for the 2004 Period. The Company estimates that its effective tax rate will be 40% to 41% for the remainder of fiscal 2005.

THIRTY-NINE WEEK PERIOD ENDED JULY 2, 2005 (“2005 PERIOD”) COMPARED TO THE THIRTY-NINE WEEK PERIOD ENDED JUNE 26, 2004 (“2004 PERIOD”)

Overview of the 2005 Period.    The Company’s consolidated operating income improved by $4.9 million to $42.3 million in the 2005 Period compared to $37.4 million in the 2004 Period. The operating income for the Company’s Wholesale Distribution and Insurance segments improved over the 2004 Period, but was offset in part by a decline in the All Other category.

•	Wholesale Distribution Segment: The Wholesale Distribution segment realized an overall net improvement in operating income of $2.1 million to $39.3 million in the 2005 Period compared to $37.2 million in the 2004 Period. Improvements in margin and reductions in costs offset the marginal effect of lower sales, as described under “Company Overview – Sales Activities” above.

From October 5, 2003 to February 29, 2004, the UFCW in Southern California went on strike against one of the major grocery retailers. In response, two major grocery retailers locked out the UFCW workers until the contract was settled on February 29, 2004. As a result of the strike, the Company experienced higher, non-recurring sales during the 2004 Period. The Company estimates that sales increased approximately $115.0 million during the 2004 Period as consumers began patronizing the Company’s independent grocery retailers rather than the larger grocery retail chains targeted by the strike.

The Company’s sales mix in Southern California changed slightly to accommodate the volume increase related to the strike as grocers began ordering a different mix of products to accommodate the new demands at retail. The increase in cost of sales and expenses related to efforts to support the additional strike volume did not continue beyond the strike period.

The Company has continued to benefit from increased efficiencies in its operations. The Company has also benefited from cost reductions in workers’ compensation expense due to management actions (implementing safety programs and reducing corporate risk exposure via the offering of higher deductible policies to customers) and recent legislative changes. Fuel cost increases have partially offset the benefits from increased operational efficiencies. See additional discussion under “Distribution, selling and administrative expenses – Wholesale Distribution Segment” below.

•	Insurance Segment: Operating income improved $5.1 million in the Company’s Insurance segment to $3.3 million in the 2005 Period compared to an operating loss of $1.8 million in the 2004 Period. The Company’s workers’ compensation claims development stabilized during the 2005 Period. The improvement was attributable to several factors, including improved rate adequacy, legislative reforms that have mitigated increases in claims expenses (particularly medical costs), and the continued participation of our customers in higher deductible policies, which can be less costly for them and reduce the Company’s portion of its claims loss exposure.

•	All Other: All Other business activities primarily consist of the Company’s finance subsidiary and the consolidation of a variable interest entity as discussed in Note 4 of the Notes to Consolidated Condensed Financial Statements in Item 1. Operating income decreased $2.3 million to a loss of $0.3 million in the 2005 Period compared to income of $2.0 million in the 2004 Period. The decrease in earnings is primarily due to non-recurring favorable loan collection activities on previously reserved accounts in the Company’s finance subsidiary that occurred in the 2004 Period, resulting in a reduction of expenses that was not repeated in the 2005 Period. The loss of $0.3 million for the 2005 period was due to lease expenses associated with the Company’s variable interest entity of $0.7 million partially offset by income of $0.4 million in the Company’s finance subsidiary.

The following tables summarize the performance of each business segment for the 2005 and 2004 Periods.

Wholesale Distribution Segment

(dollars in thousands)

	Thirty-Nine Weeks Ended July 2, 2005		Thirty-Nine Weeks Ended June 26, 2004
	Amounts in 000’s	Percent to Sales	Amounts in 000’s	Percent to Sales	Difference
Gross sales	$2,123,121		$2,235,327		$(112,206)
Inter-segment eliminations	—		(540)		540

Net sales	2,123,121	100.0	2,234,787	100.0	(111,666)
Cost of sales	1,910,613	90.0	2,017,923	90.3	(107,310)
Distribution, selling and administrative expenses	173,249	8.2	179,705	8.0	(6,456)

Operating income	$39,259	1.8	$37,159	1.7	$2,100

Insurance Segment

(dollars in thousands)

	Thirty-Nine Weeks Ended July 2, 2005		Thirty-Nine Weeks Ended June 26, 2004
	Amounts in 000’s	Percent to Sales	Amounts in 000’s	Percent to Sales	Difference
Gross sales	$22,951		$26,272		$(3,321)
Inter-segment eliminations	(5,652)		(4,078)		(1,574)

Net sales	17,299	100.0	22,194	100.0	(4,895)
Cost of sales	8,756	50.6	18,556	83.6	(9,800)
Distribution, selling and administrative expenses	5,204	30.1	5,393	24.3	(189)

Operating income (loss)	$3,339	19.3	$(1,755)	(7.9)	$5,094

All Other

(dollars in thousands)

	Thirty-Nine Weeks Ended July 2, 2005		Thirty-Nine Weeks Ended June 26, 2004
	Amounts in 000’s	Percent to Sales	Amounts in 000’s	Percent to Sales	Difference
Gross sales	$1,443		$1,592		$(149)
Inter-segment eliminations	(280)		(64)		(216)

Net sales	1,163	100.0	1,528	100.0	(365)
Distribution, selling and administrative expenses	1,452	124.8	(460)	(30.1)	1,912

Operating (loss) income	$(289)	(24.8)	$1,988	130.1	$(2,277)

Net sales.    Consolidated net sales decreased $116.9 million to $2.1 billion in the 2005 Period compared to the 2004 Period.

•	Wholesale Distribution Segment: Net Wholesale Distribution sales decreased $111.7 million to $2.1 billion in the 2005 Period compared to the 2004 Period.

•	Wholesale Distribution sales decreased approximately $115.0 million due to the temporary non-recurring sales in the 2004 Period as a result of the UFCW strike.

•	Sales decreased $24.6 million to the Company’s largest Southern California Dairy Division customer, who was purchased by a competitor in the 2005 Period who manufactures and distributes its own products.

•	Sales increased by approximately $27.9 million due primarily to new membership, the distribution volume of existing members’ expansion to new store locations, and growth in perimeter-store products such as meat, produce and other perishable products. Perimeter-store products drove the growth in sales, while grocery and general merchandise sales declined compared to the 2004 Period. The decline in grocery and general merchandise was the result of continued competitive pressures in the marketplace from alternate format food stores (warehouse stores and supercenters) that are influencing shoppers’ buying practices, and certain customers buying more product directly from manufacturers.

•	Insurance Segment: Net sales decreased $4.9 million to $17.3 million in the 2005 Period compared to the 2004 Period. The Company’s policy volume was stable; however, rates declined compared to the 2004 Period.

•	All Other: Net sales decreased $0.3 million to $1.2 million in the 2005 Period compared to $1.5 million for the 2004 period.

Cost of sales.    Consolidated cost of sales were $1.9 billion for the 2005 Period compared to $2.0 billion for the 2004 Period and comprised 89.6% and 90.1% of consolidated net sales for the 2005 and 2004 Periods, respectively.

•	Wholesale Distribution Segment: Cost of sales decreased by $107.3 million to $1.9 billion in the 2005 Period compared to $2.0 billion in the 2004 Period. As a percentage of net wholesale sales, cost of sales was 90.0% and 90.3% for the 2005 and 2004 Periods, respectively. Several factors contributed to the 0.3% decrease in cost of sales as a percentage of net wholesale sales.

•	A change in product and Member sales mix contributed to a 0.1% reduction in cost of sales as a percent of net wholesale sales.

•	Efforts to support the sales increase in the 2004 Period resulting from the UFCW strike led to a temporary 0.1% increase in the cost of sales that did not recur in the 2005 Period. The Company’s sales mix in Southern California changed slightly to accommodate the volume increase related to the strike as grocers began ordering a different mix of products to accommodate the new demands at retail. The increase in cost of sales related to efforts to support the additional strike volume did not continue beyond the strike period.

•	The Company increased the markup on its Grocery, Frozen Food and Delicatessen product lines due to the implementation of the Company’s Consumer Driven Pricing Program in June 2004, resulting in a 0.1% reduction in cost of sales as a percent of net wholesale sales.

•	Insurance Segment: Cost of sales decreased by $9.8 million to $8.8 million in the 2005 Period compared to the 2004 Period. In the 2004 Period, the Company incurred additional workers’ compensation losses due to unfavorable claims development for older accident years. However, workers’ compensation claims losses stabilized during the 2005 Period, resulting in decreased cost of sales.

Distribution, selling and administrative expenses.    Consolidated distribution, selling and administrative expenses were $179.9 million in the 2005 Period compared to $184.6 million in the 2004 Period, and comprised 8.4% and 8.2% of net sales for the 2005 Period and the 2004 Period, respectively.

•	Wholesale Distribution Segment: Distribution, selling and administrative expenses were $173.3 million in the 2005 Period compared to $179.7 million in the 2004 Period, and comprised 8.2% and 8.0% of net Wholesale Distribution sales for the 2005 Period and the 2004 Period, respectively.

The factors contributing to the increase in cost as a percent of sales are as follows:

•	The Company has continued to make efficiency improvements in its operations, and cost savings in certain of its administrative expenses. Recent implementation of new warehouse management systems and process improvements have improved productivity 6.0% in the 2005 Period compared to the 2004 Period. Workers’ compensation costs have been reduced by $5.1 million, due to safety and administrative programs and legislative reforms. Partially offsetting these cost reductions have been higher fuel costs of $1.0 million resulting from higher fuel prices. These activities net to decrease cost as a percent of net wholesale sales by 0.2%.

•	Lower sales experienced in the 2005 Period resulted in a $2.3 million decrease in cost and an increase in costs as a percent of net wholesale sales by 0.4%.

•	Insurance Segment: Distribution, selling and administrative expenses for the Insurance segment were comparable at $5.2 million for the 2005 Period and $5.4 million for the 2004 Period.

•	All Other: Distribution, selling and administrative expenses for the Company’s All Other business activities for the 2005 Period were $1.4 million compared to a credit of $0.5 million for the 2004 Period. The Company’s finance subsidiary expenses increased $1.6 million compared to the 2004 Period due to non-recurring favorable loan collection activities on previously reserved accounts that occurred in the 2004 Period, resulting in a reduction of expenses that was not repeated in the 2005 Period. Lease costs associated with the Company’s variable interest entity increased $0.3 million in the 2005 Period compared to the 2004 Period due to accrued costs associated with a pending buyout of a sub-leased property.

Interest.    Interest expense was $11.4 million in the 2005 Period compared to $13.2 million in the 2004 Period and comprised 0.5% and 0.6% of consolidated net sales for the 2005 Period and the 2004 Period, respectively. Factors contributing to the decrease in interest expense are as follows:

•	Interest expense on the Company’s primary debt instruments declined $1.1 million over the 2004 Period related to a reduction in weighted average borrowings offset by an increase in rates on the revolving credit facility.

•	Weighted Average Borrowings: Interest expense declined $1.6 million over the 2004 Period due to a reduction in the Company’s weighted average borrowings. Weighted average borrowings were reduced by $42.9 million due to improved cash flow from operations, working capital improvements and the Company’s Equity Enhancement Program (see “Equity Enhancement Plan”).

•	Interest Rates: Interest expense increased $0.5 million over the 2004 Period due to an increase in the average borrowing rate for the Company’s revolving line of credit. The Company’s average borrowing rate for the combined primary debt, made up of the revolving line of credit and senior secured notes, was 6.6% and 5.8% for the 2005 and 2004 Periods, respectively. Several offsetting factors contributed to the increase in interest rates. First, the Company realized a reduction in its interest rate margin over the base borrowing rate on its revolving line of credit due to achieving certain financial results. Second, consistent with the overall market interest rate change, the base borrowing rate on the revolver increased over the 2004 Period, offsetting the reduction in margin improvement. Third, reductions in borrowings on the lower interest revolver compared to the senior notes resulted in a higher average borrowing rate. The Company believes it will be able to sustain the financial performance measures required to maintain the current interest rate margins.

The Company’s borrowings on its revolving credit agreement are subject to market rate fluctuations. A 25 basis point change in the market rate of interest over the period would have resulted in a $0.2 million increase or decrease in corresponding interest expense.

•	Changes in secondary debt instruments resulted in a $0.7 million decrease in expense in the 2005 Period as compared to the 2004 Period.

Estimated patronage dividends.    Estimated patronage dividends for the 2005 Period were $17.2 million, compared to $15.2 million in the 2004 Period, an increase of 13.0%. Patronage dividends for the 2005 Period consisted of the patronage earnings from the Company’s three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2005 and 2004 Periods, respectively, the Company had patronage earnings of $7.8 million and $7.8 million in the Southern California Dairy Division, $0.3 million and $0.2 million in the Pacific Northwest Dairy Division and $9.1 million and $7.2 million in the Cooperative Division.

Income taxes.    The Company’s effective income tax rate was 37.7% for the 2005 Period compared to 38.7% for the 2004 Period. The Company estimates that its effective tax rate will be 40 % to 41 % for the remainder of fiscal 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its capital needs through a combination of internal and external sources. These sources include cash from operations, Member investments, bank borrowings, various types of long-term debt and lease financing. The Company believes that the combination of cash flows from operations, current cash balances, its Equity Enhancement Plan (described below), and available lines of credit, will be sufficient to service its debt and to meet its anticipated needs for working capital and capital expenditures through at least fiscal 2005.

CASH FLOW

The Company continued to generate positive cash flow from operations, which was used for investing and financing activities during the thirty-nine week 2005 Period to reduce long-term debt, provide financing to Members, invest in the Company’s infrastructure, reinvest proceeds from maturing investments and redeem Members’ capital shares. Net cash, consisting of cash and cash equivalents, decreased by $14.2 million to $29.2 million as a result of this activity for the thirty-nine week 2005 Period compared to $43.4 million as of the fiscal year ended October 2, 2004.

The following table summarizes the impact of operating, investing and financing activities from operations, and cash utilized for discontinued operations, on the Company’s cash flows for the thirty-nine week 2005 and 2004 Periods:

(dollars in thousands)
Summary of Net Increase (Decrease) in Total Cash Flows	2005	2004	Difference
Cash provided by continuing operating activities	$30,494	$60,966	$(30,472)
Cash utilized by discontinued operating activities	(203)	(4,371)	4,168

Net cash provided by operating activities	30,291	56,595	(26,304)
Cash utilized by investing activities	(15,086)	(15,964)	878
Cash utilized by financing activities	(29,473)	(30,785)	1,312

Total (decrease) increase in cash flows	$(14,268)	$9,846	$(24,114)

Net cash generated from continuing operating, investing and financing activities decreased by $28.3 million to $(14.1) million for the 2005 Period compared to an increase of $14.2 million for the 2004 Period. The decrease in net cash from continuing operations for the 2005 Period consisted of a reduction in cash provided from continuing operating activities of $30.5 million (due primarily to reductions in current accrued liabilities, increased net purchases of trading securities, and lower reductions in accounts receivable) offset by decreased amounts used in investing activities of $0.9 million and financing activities of $1.3 million. Cash used by discontinued operations was reduced to $0.2 million for the 2005 Period compared to $4.4 million for the 2004 Period (see Note 2 of Notes to Consolidated Condensed Financial Statements). Working capital was $73.7 million and $98.4 million, respectively, and the current ratio was 1.3 at July 2, 2005 and October 2, 2004.

Operating Activities:    Net cash provided by continuing operating activities decreased by $30.5 million to $30.5 million for the 2005 Period compared to $61.0 million for the 2004 Period. The decline in cash provided by operating activities compared to the 2004 Period was attributable to the impact of working capital management initiatives implemented in fiscal 2003 that continued to further benefit the 2005 Period, but at a reduced amount as the Company approached desired levels. The Company continues to make improvements in reducing its inventory and trade accounts receivable levels; however, future working capital reductions are not expected to be as pronounced as was experienced in the 2004 and 2003 Periods. During the 2005 Period, the Company experienced positive cash flows of $23.8 million as a result of decreased inventories in addition to an increase in other long-term liabilities. Subsequently, this cash was used to reduce accounts payable and accrued liabilities by $14.1 million.

Investing Activities:    Net cash used in investing activities decreased by $0.9 million to $15.1 million for the 2005 Period compared to $16.0 million utilized in the 2004 Period. The decrease in cash used for investing activities during the 2005 Period as compared to the 2004 Period was due mainly to decreased long-term notes receivable of $1.7 million, resulting from the early repayment of a number of loans to Members by the Company’s financing subsidiary, as well as reduced capital expenditures of $0.3 million and reduced expenditures for other assets of

$0.1 million. This $2.1 million decrease in cash utilized was partially offset by increases in net investments of $1.2 million by the Company’s insurance subsidiaries, consisting of the purchase and sale of securities to replace maturing investments in its portfolio. Spending on investing activities is expected to be funded by existing cash balances, cash generated from operations or additional borrowings.

Financing Activities:    Net cash utilized by financing activities was approximately $29.5 million for the 2005 Period compared to $30.8 million for the 2004 Period. The net decrease of $1.3 million in cash used by financing activities for the 2005 Period as compared to the 2004 Period reflects increased cash provided by Member deposits (both excess and required) and estimated patronage dividends of $1.8 million, non-recurring payments for deferred financing fees of $2.6 million that occurred in the 2004 Period, and increased issuance of common stock to members (including receivables from sales of common stock) of $0.3 million. These increases in cash provided were partially offset by an increase of $3.4 million in cash used to redeem Member shareholdings. Cash used by financing activities is expected to be funded by the Company’s improved operating cash flow, reduced working capital requirements and the positive impact of the Equity Enhancement Plan to meet operating and capital spending requirements.

Equity Enhancement Plan

In fiscal 2002, the Company implemented the first part of an equity enhancement plan designed to build equity in the Company for future investment in the business and other infrastructure improvements. In fiscal 2002, a portion of the patronage dividend was retained in the form of patronage dividend certificates that mature in 5 years. In November 2002, the Company amended its Bylaws, increasing the required holdings of Class A Shares from 100 shares in fiscal 2002 to 350 shares by the end of fiscal 2007. In addition, in fiscal 2003, the Company introduced a new class of capital stock, denominated “Class E Shares.” Class E Shares were issued as part of the patronage dividends issued in fiscal years 2004 and 2003 for the Cooperative Division and may be issued in future years at the discretion of the Board. Accordingly, improvement in Member capital is expected to continue in future years to the extent more cash is retained by the Company rather than paid as a component of the patronage dividend for the Cooperative Division. In addition, the cash received from the increased Class A Share requirement is expected to continue the improvement in Member capital in future years.

Bank Credit Facility

The Company refinanced its $200.0 million revolving credit agreement in fiscal 2004 with a new $225.0 million revolving credit agreement (see “Outstanding Debt And Other Financing Arrangements”). The expanded facility, combined with the Company’s reduction in its borrowing levels under the facility to $62.0 million at July 2, 2005, increases the availability of capital accessible by the Company.

Discontinued Operations

The Company’s exit from its retail business in fiscal 2003 further benefited the Company’s cash position by allowing it to preserve working capital that would otherwise have been used to fund the unprofitable retail operations. Net cash used for discontinued operations was approximately $0.2 million and $4.4 million in the 2005 Period and 2004 Period, respectively.

Off-Balance Sheet Arrangements

As of the date of this report, with the exception of the transaction disclosed in Note 4 of Notes to Consolidated Condensed Financial Statements, the Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

At July 2, 2005, the Company was contingently liable with respect to 13 lease guarantees for certain Members with commitments expiring through 2017. The Company believes the locations underlying these leases are marketable and, accordingly, that it will be able to recover a substantial portion of the guaranteed amounts in the event the Company is required to satisfy its obligations under the guarantees. In addition to the lease guarantees, the Company also guarantees certain third-party loans issued to Members and standby letters of credit to certain vendors and regulatory authorities.

Accordingly, with respect to the third-party loan guarantees, the Company would be required to pay these obligations in the event of default by the Member. The Company would only be obligated under the standby letters of credit to the extent of any amount utilized by the vendor or regulatory authority.

During fiscal 2004, the Company entered into a lease guarantee with one of its Members. The guarantee has a ten-year term, and as of July 2, 2005 and October 2, 2004, the maximum potential amount of future payments that the Company could be required to make as a result of the Member’s non-payment of rent is approximately $2.8 million. Pursuant to FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” Unified has recorded a liability in connection with this guarantee arrangement. This liability, which amounts to approximately $0.1 million at July 2, 2005 and October 2, 2004, represents the premium receivable from the Member as consideration for the guarantee, and is deemed to be the fair value of the lease guarantee. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under this guarantee arrangement.

The Company’s contractual obligations and commercial commitments at July 2, 2005 are summarized as follows:

(dollars in thousands)
	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Senior secured notes	$93,985	$6,288	$47,451	$40,246	$—
Revolving lines of credit	62,000	—	62,000	—	—
Operating lease obligations	151,609	23,754	52,043	21,651	54,161
Capital lease obligations	330	223	107	—	—
Other long-term obligations	10,992	2,668	8,324	—	—
Secured borrowings to banks, including standby repurchase obligations	348	154	129	50	15
Projected interest on contractual obligations	39,065	13,126	21,578	4,361	—

Total contractual cash obligations	$358,329	$46,213	$191,632	$66,308	$54,176

(dollars in thousands)
	Payments due by period
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Standby letters of credit	$49,692	$49,692	$—	$—	$—
Lease and loan guarantees	24,282	5,028	13,020	3,086	3,148

Total commercial commitments	$73,974	$54,720	$13,020	$3,086	$3,148

The projected interest component on the Company’s contractual obligations was estimated based on the prevailing or contractual interest rates for the respective obligations over the period of the agreements.

Prior to the third quarter of fiscal 2005, the Company’s wholly owned insurance subsidiary held investments carried at fair value on deposit with regulatory authorities in compliance with statutory insurance regulations. During the third quarter of fiscal 2005, the Company’s wholly owned insurance subsidiary entered into a $41.8 million standby letter of credit agreement to secure workers’ compensation claims in the event this subsidiary is unable to meet these obligations. The standby letter of credit is secured by the investments of the wholly owned insurance subsidiary, and such investments have concurrently been released from their deposit restriction by virtue of implementing and maintaining the standby letter of credit.

OUTSTANDING DEBT AND OTHER FINANCING ARRANGEMENTS

The Company’s notes payable and scheduled maturities are summarized as follows:

(dollars in thousands)
	July 2, 2005	October 2, 2004

Senior secured notes expiring April 1, 2008, (interest rate of 7.72% at July 2, 2005 and October 2, 2004); approximately $865 principal and interest payable monthly through April 1, 2008, remaining $36.0 million due April 1, 2008	$53,150	$57,409

Senior secured notes expiring October 1, 2009, payable monthly, interest only (interest rate of 8.71% at July 2, 2005 and October 2, 2004)	40,836	40,984

Notes to banks under secured revolving credit agreement expiring December 5, 2007, interest rate at the lender’s base rate plus 0.00% or adjusted LIBOR (3.37% plus 1.25% at July 2, 2005 and 1.34% plus 1.50% at October 2, 2004)	62,000	88,000

Secured borrowings to banks, collateralized by member loans receivable, repayment based on terms of underlying collateral	348	765

Redemption subordinated notes, payable in twenty quarterly installments plus interest at 6.0%	123	751

Capital investment notes (subordinated), interest at 5.0%, maturity dates through 2007	10,869	12,616

Obligations under capital leases	330	808

Total notes payable	167,656	201,333
Less portion due within one year	9,334	9,639

	$158,322	$191,694

The Company had a total of $94.0 million and $98.4 million outstanding in senior secured notes to certain insurance companies and pension funds under a note purchase agreement dated September 29, 1999 (as amended, the “Senior Note Agreement”) at July 2, 2005 and October 2, 2004, respectively. During fiscal 2004, the interest rate on these notes was reduced 25 basis points as a result of the Company achieving improved performance in fiscal 2003.

In addition, the Company has a $225.0 million secured revolving credit facility (“Revolving Credit Agreement”) with a group of banks for which Harris Trust and Savings Bank is serving as Administrative Agent. The Revolving Credit Agreement expires on December 5, 2007 and bears interest at either LIBOR plus an applicable margin (1.00% to 2.00%), or the lender’s base rate plus an applicable margin (0.00% to 0.75%). In each case, the applicable margin is based on the ratio of funded debt to operating cash flow. The Revolving Credit Agreement permits advances of up to 85% of eligible accounts receivable and 65% of eligible inventories. The Revolving Credit Agreement is collateralized by the accounts receivable and inventories of the Company and certain subsidiaries. The Company had $62.0 million and $88.0 million outstanding under the Revolving Credit Agreement at July 2, 2005 and October 2, 2004, respectively.

The Revolving Credit Agreement and the Senior Note Agreement as amended each contain customary representations, warranties, financial covenants and default provisions for these types of financing. Obligations under these credit agreements are senior to the rights of Members with respect to required deposits, patronage dividend certificates and subordinated notes. Both the Revolving Credit Agreement and the Senior Note Agreement limit the incurrence of additional funded debt and the incurrence of liens except permitted liens. Examples of default conditions include the failure to pay an installment of principal or interest under the agreements, the making of false representations and warranties, and non-compliance with one or more financial covenants (minimum tangible net worth, fixed charge coverage ratio and funded debt to earnings before interest, income taxes, depreciation, amortization and patronage dividends, “EBITDAP”). The Revolving Credit Agreement and the Senior Note Agreement both limit distributions to shareholders (including the repurchase of shares) to designated permitted redemptions, and prohibit all distributions and payments on patronage dividend certificates (“Patronage Certificates”) when an event of default has occurred and is continuing. In the event the Company is not in compliance with the financial covenants of the Revolving Credit Agreement and the Senior Note Agreement, the continued availability of loan funds or the terms upon which such loans would be available could be negatively impacted, and the impact to the Company could be material. As of July 2, 2005, the Company was in compliance with all applicable covenants of its Revolving Credit Agreement and Senior Note Agreement.

A $10.0 million credit agreement with a third party bank is collateralized by Grocers Capital Company’s (“GCC”) Member loan receivables. GCC is a wholly owned subsidiary of the Company whose primary function is to provide financing to Members who meet certain credit requirements. Funding for loans is derived from the cash reserves of GCC, as well as the $10.0 million credit facility. The credit agreement, which was amended and restated in fiscal 2004, matures on June 9, 2007. Amounts advanced under the credit agreement bear interest at prime (6.25% and 4.75%) or Eurodollar (3.50% and 2.01%) plus 2.25% at July 2, 2005 and October 2, 2004, respectively. The unused portion of the credit line is subject to a commitment fee of 0.125%. The applicable rate is determined at the Company’s discretion. GCC had no borrowings outstanding at July 2, 2005 or October 2, 2004.

Member loan receivables are periodically sold by GCC to the third party bank through a loan purchase agreement. This loan purchase agreement, which was amended and restated in fiscal 2004, matures on June 9, 2007. Total loan purchases under the agreement are limited to a total aggregate principal amount outstanding of $70.0 million. The loan purchase agreement does not qualify for sale treatment pursuant to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and, accordingly, the Company accounts for the transfer of these financial assets as a secured borrowing with a pledge of collateral. The aggregate amount of secured borrowings with the third party bank was $0.4 million and $0.8 million at July 2, 2005 and October 2, 2004, respectively. The pledged collateral included in current notes receivable was $0.2 million and $0.4 million and non-current amounts were $0.2 million and $0.4 million at July 2, 2005 and October 2, 2004, respectively. The notes receivable generally bear interest at rates averaging prime plus 2.00%, are paid monthly and have maturity dates ranging from 2005 to 2007.

On September 27, 1999, the Company merged with United Grocers, Inc. (“United”), a grocery cooperative headquartered in Milwaukie, Oregon (the “Merger”). Pursuant to the Merger, Unified agreed to repurchase excess Class B Shares held by former shareholders of United that were received in the Merger and tendered for redemption prior to January 28, 2001. The price paid for the excess Class B Shares was the book value as of April 2, 1999 of the shares of the Company’s common stock for which the excess Class B Shares were exchanged in the Merger. The Company purchased such shares by issuing notes referred to as “redemption subordinated notes,” which are payable in twenty equal quarterly principal installments and bear interest at 6% per year. During the thirty-nine weeks ended July 2, 2005, the Company paid $0.6 million on the notes.

The Company’s capital investment notes are serialized, have a minimum interest rate of 5% and mature ten years from the date of issuance. The notes are subordinated and have maturity dates through 2007. The notes originated with United and were assumed as part of the Merger. The Board at its discretion may change the interest rate above the minimum rate. The Company, while not obligated to do so, considers requests for redemption of these notes prior to maturity.

The Company has also guaranteed certain loans made directly to Members by third-party lenders. At July 2, 2005 the maximum principal amount of these guarantees was $0.1 million. Member loans, provided by the Company and third parties, are generally secured with collateral, which usually consists of personal and real property owned by Members and personal guarantees of Members.

MEMBER INVESTMENTS AND PATRONAGE DIVIDENDS

Members are required to meet specific capitalization requirements, which include capital stock ownership and may include required cash deposits. In addition, each Member must meet minimum purchase requirements that may be modified at the discretion of the Company’s Board of Directors (the “Board”). Unified currently requires each Member to hold Class B Shares having an issuance value equal to approximately twice the amount of certain of the Member’s average weekly purchases, except for meat and produce that are subject to a one week requirement (the “Class B Share requirement”). If purchases are not made weekly, the average weekly purchases are based on the number of weeks in which purchases were actually made. The Class B Share requirement is determined twice a year, at the end of the Company’s second and fourth fiscal quarters, based on the Member’s purchases from the Cooperative Division during the preceding four quarters. In addition to providing equity capital to Unified, the Class B Shares also serve to secure the credit obligations of the Members to Unified. However, withdrawing Members are not permitted to offset amounts owed to Unified against their capital stock ownership in Unified. Any shares held by such withdrawing Members are subject to repurchase as described under “Redemption of Capital Stock.”

In October 2004, the Board approved certain modifications to the Class B Share requirement, effective as of March 31, 2005. The purpose of the new plan is to encourage Member growth by offering a reduced requirement if certain qualifications are met and to provide a cap on the investment requirement at certain volume levels. The Standard Class B Investment requirement (“SBI”) is twice the amount of certain average weekly purchases, except for meat and produce, which are one times average weekly purchases. Members may apply for the Reduced Class B Investment requirement (“RBI”), which requires Members to pay for their purchases electronically on the current due date and demonstrate credit worthiness. The RBI is based on a sliding scale such that additional purchase volume marginally reduces the requirement as a percentage of purchase volume. These modifications were effective as of the end of the second quarter of fiscal 2005. Members who did not apply for the RBI will remain on the SBI.

In accordance with the Company’s Bylaws, Members must satisfy their Class B Share requirement entirely through the holding of Class B Shares by the end of the sixth year of membership. The purchase price for Class B Shares may be paid by either direct purchase or new Members may satisfy their Class B Share requirement over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year if a subordinated cash deposit (“Required Deposit”) is provided for the full amount of the Class B Share requirement.

The Required Deposit may generally be paid either in full upon acceptance as a Member or 75% upon acceptance and the balance paid over a 26-week period. Members may also maintain deposits with Unified in excess of such Required Deposit amounts (“Excess Deposits”). The Company does not pay interest on the Required Deposit amounts. However, the Company currently pays interest at the prime rate for any cash deposits in excess of the Member’s Required Deposit amount. All such deposits of a Member are maintained in the Member’s deposit account.

Former United members who did not receive sufficient Class B Shares to meet the minimum Class B Share requirement immediately following the Merger were provided the opportunity to build the Class B Share requirement over time.

Members are required to execute subordination agreements providing for the pledging of their Required Deposit accounts to Unified and the subordination of the Member’s right to repayment of their Required Deposit to the prior payment in full of senior indebtedness of Unified.

Upon request, the Company will return Excess Deposits to Members provided that the Member is not in default of any of its obligations to Unified. Members may have cash in their deposit accounts that exceed the Required Deposit amounts if the Members’ purchases during the period when the Required Deposit amount is determined to have declined from the previous measuring period or the Members have received cash patronage dividends, which are deposited into the Members’ deposit accounts. If membership status is terminated, Members are entitled to have their cash deposits returned, less any amounts owed to Unified. In all cases, a return of that portion of the Member’s cash deposits that consists of Required Deposits will be governed by the applicable subordination provisions and will be returned only to the extent permitted by the subordination provisions. In addition, a withdrawing Member is entitled to recover Required Deposits in excess of its obligations to Unified if permitted by the applicable subordination provisions.

Unified’s obligation to repay Members’ Required Deposit accounts on termination of Member status (once the Member’s obligations to Unified have been satisfied) is reported as a long-term liability on Unified’s consolidated condensed balance sheets. Excess Deposits are not subordinated to Unified’s other obligations and are reported as short-term liabilities on Unified’s consolidated condensed balance sheets. At July 2, 2005 and October 2, 2004, Unified had $16.6 and $12.8 million, respectively, in “Members’ required deposits” and $21.5 and $12.9 million, respectively, in “Members’ excess deposits and estimated patronage dividends” (of which $10.9 and $10.1 million, respectively, represented Excess Deposits as previously defined).

Prior to the fiscal year ended September 28, 2002, Unified typically distributed at least 20% of the non-dairy patronage dividends in cash and 80% in Class B Shares to its Members. For fiscal 2002, patronage dividends for the Cooperative Division were paid in Class B Shares and Patronage Certificates. Patronage Certificates have a term of five years and an interest rate approximating the five-year Treasury rate as such rate exists at fiscal year end, and such rate is to be adjusted annually thereafter to approximate the same benchmark interest rate on each anniversary of the fiscal year end.

In fiscal 2003, the Company issued $3.3 million of Patronage Certificates as a portion of its patronage dividends for fiscal 2002. These Patronage Certificates are included in “Subordinated patronage dividend certificates” in the accompanying consolidated balance sheets.

In December 2002, as part of its fiscal 2003 Equity Enhancement Plan, the Board and the shareholders authorized the creation of a new class of equity, denominated “Class E Shares.” The new Class E Shares were issued as a portion of the patronage dividends issued for the Cooperative Division in 2004 and 2003, and may be issued as a portion of the patronage dividends issued for the Cooperative Division in future periods, as determined annually at the discretion of the Board. The Class E Shares have a stated value of $100 per share, and are non-voting and non-dividend bearing equity securities. Class E Shares are transferable only with the consent of the Company.

For fiscal 2004 and 2003, patronage dividends in the Cooperative Division were paid to Members in the form of:

•	Class B Shares to the extent of any deficiency in the Member meeting its Class B Share requirement; and

•	Class E Shares for the balance of the patronage dividend due to the Member.

Patronage dividends generated by the dairy divisions continue to be paid in cash.

REDEMPTION OF CAPITAL STOCK

The Articles of Incorporation and Bylaws currently provide that Unified has the right to repurchase any Class A Shares, Class B Shares or Class E Shares held by a former Member, and any Class B Shares in excess of the Class B Share requirement (“Excess Class B Shares”) held by a current Member, whether or not the shares have been tendered for repurchase. The repurchase of Class A Shares, Class B Shares or Class E Shares is solely at the discretion of the Board. Pursuant to the Company’s redemption policy, Class E Shares cannot be repurchased for ten years from their date of issuance unless approved by the Board or upon sale or liquidation of the Company. After ten years, the holder may request that Unified, at the sole discretion of the Board, repurchase Class E Shares, even if the membership of the holder has not terminated. The shares, when redeemed, will be redeemed at stated value.

Subject to the Board’s determination to redeem shares, any repurchase of shares will be on the terms, and subject to restrictions, if any, set forth in:

•	The California General Corporation Law, including Section 500;

•	The Company’s Articles of Incorporation and Bylaws;

•	Any credit or other agreement to which the Company is a party; and

•	The Company’s redemption policy.

The Board has the discretion to modify the redemption policy from time to time.

The Company’s redemption policy also currently provides that the number of Class B Shares that Unified may redeem in any fiscal year will be typically limited to approximately 5% of the sum of:

•	The number of Class B Shares outstanding at the close of the preceding fiscal year end; and

•	The number of Class B Shares issuable as a part of the patronage dividend distribution for such preceding fiscal year.

The Board has the right to amend the Company’s redemption policy at any time, including, but not limited to, changing the order in which repurchases will be made or suspending or further limiting the number of shares repurchased, except as otherwise may be expressly provided in the Articles of Incorporation. A copy of the Bylaws, which contains the Company’s redemption policy, was filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for fiscal 2003.

As a California corporation, the Company is subject to the provisions of the California General Corporation Law, including Section 500, which limits the ability of the Company to make distributions, including distributions to repurchase its own shares and make any payments on notes issued to repurchase Unified shares. Section 500 permits such repurchase and note payments only when retained earnings calculated in accordance with generally accepted accounting principles equal or exceed the amount of any proposed distribution or an alternative asset/liability ratio test is met.

On October 22, 2004, the Company repurchased 71 shares of the Company’s Class B Shares that had been tendered and were pending redemption. The Company paid approximately $0.01 million to redeem the shares. On December 15, 2004, the Board authorized the repurchase on December 30, 2004 of 3,100 shares of the Company’s Class A Shares and 24,174 shares of the Company’s Class B Shares that had been tendered and were pending redemption. The Company paid approximately $0.5 million and $4.3 million, respectively, to redeem the shares.

On December 20, 2004, the Company retired 7,799 of its Class B Shares (with an approximate value of $1.2 million) formerly owned by SavMax Foods, Inc. (“SavMax”), a wholly-owned subsidiary of the Company, whose operations were discontinued effective September 28, 2002. The authority for such retirement was broadly provided on September 25, 2002, when the Board approved the Company’s exit of its retail operations. The retirement of SavMax’s ownership of the Class B Shares of the Company is one of the final steps necessary to complete dissolution of this subsidiary.

On January 4, 2005, the Company repurchased 193 shares of the Company’s Class B Shares that had been tendered and were pending redemption. The Company paid approximately $0.04 million to redeem the shares. On February 16, 2005, the Board authorized the repurchase on February 22, 2005 of 1,400 shares of the Company’s Class A Shares and the repurchase on February 17, 2005 of 826 shares of the Company’s Class B Shares that had been tendered and were pending redemption. The Company paid approximately $0.24 million and $0.13 million, respectively, to redeem the shares.

On April 6, 2005, the Board authorized the repurchase on April 29, 2005 of 1,200 shares of the Company’s Class A Shares that had been tendered and were pending redemption. The Company paid approximately $0.21 million to redeem the shares. On June 22, 2005, the Board authorized the repurchase on July 1, 2005 of 2,400 shares of the Company’s Class A Shares, 8,479 shares of the Company’s Class B Shares, and 544 shares of the Company’s Class E Shares that had been tendered and were pending redemption. The Company paid approximately $0.42 million, $1.48 million and $0.05 million, respectively, to redeem the shares.

PENSION AND POSTRETIREMENT BENEFIT PLANS

The Company’s employees participate in a cash balance pension plan (“Benefit Plan”) sponsored by the Company. The Benefit Plan is a noncontributory defined benefit pension plan covering substantially all employees of the Company who are not subject to a collective bargaining agreement. Under the Benefit Plan, participants are credited with an annual accrual based on years of service with the Company. The Benefit Plan balance receives an annual interest credit, currently tied to the 30-year Treasury rate that is in effect the previous November, but in no event shall the rate be less than 5%. On retirement, participants will receive a lifetime annuity based on the total cash balance in their account. The Company makes contributions to the Benefit Plan in amounts that are at least sufficient to meet the minimum funding requirements of applicable laws and regulations, but no more than amounts deductible for federal income tax purposes. Benefits under the Benefit Plan are provided through a trust and also through annuity contracts.

The Company also has an Executive Salary Protection Plan (“ESPP II”) that provides supplemental post-termination retirement income based on each participant’s final salary and years of service as an officer of the Company. Depending on when the officer became a participant in the ESPP II, final salary is defined as the highest compensation of the last three years preceding employment separation or the average of the highest five years of compensation out of the last ten years preceding employment separation. Funds are held in a rabbi trust for the ESPP II consisting primarily of life insurance policies reported at cash surrender value. In accordance with EITF No. 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust,” the assets and liabilities of a rabbi trust must be accounted for as if they are assets and liabilities of the Company. The assets held in the rabbi trust are not available for general corporate purposes.

The Company accounts for its Benefit Plan and ESPP II in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” which requires the Company to make actuarial assumptions that are used to calculate the carrying value of the related assets and liabilities and the amount of expenses to be recorded in the Company’s consolidated condensed financial statements.

The Company’s fiscal 2004 pension expense was calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on plan assets of 8.50%. In developing the long-term rate of return assumption, the Company evaluated historical asset class returns based on broad equity and bond indices. The expected long-term rate of return on plan assets assumes an asset allocation of approximately 65% equity and 35% fixed income financial instruments. The Company regularly reviews with its third party advisors the asset allocation and periodically rebalances the investment mix to achieve certain investment goals when considered appropriate. Actuarial assumptions, including the expected rate of return, are reviewed at least annually, and are adjusted as necessary. Lowering the expected long-term rate of return on the Company’s plan assets by 0.50% (from 8.50% to 8.00%) would have increased its projected pension expense for fiscal 2005 by approximately $0.3 million.

The discount rate that was utilized for determining the Company’s fiscal 2004 pension obligation and projected fiscal 2005 net periodic benefit cost was selected to reflect the rates of return currently available on high quality fixed income securities whose cash flows (via coupons and maturities) match the timing and amount of future benefit payments of the plan. Bond information was provided by a recognized rating agency for all high quality bonds receiving one of the two highest ratings. As a result of this modeling process, the discount rate was increased from 6.00% at June 30, 2003 to 6.25% at June 30, 2004.

Assuming a long-term rate of return on plan assets of 8.50%, a discount rate of 6.25% and certain other assumptions, the Company estimates that its combined pension expense for the Benefit Plan and ESPP II for fiscal 2005 will be approximately $5.7 million. Future pension expense will be affected by future investment performance, discount rates and other variables such as expected rate of compensation increases and mortality rates relating to plan participants. Decreasing both the discount rate and projected salary increase assumptions by 0.5% would increase the Company’s projected fiscal 2005 pension expense for the Benefit Plan and ESPP II by approximately $0.1 million.

The Company’s net periodic benefit cost for its combined pension and other postretirement benefits was approximately $8.2 million for the thirty-nine week period ended July 2, 2005 compared to $7.7 million for the thirty-nine week period ended June 26, 2004.

During fiscal 2004, the Company contributed $4.2 million to the Benefit Plan and ESPP II for the 2003 plan year. At this time, the Company expects to make at least the minimum required contributions of $4.1 million in fiscal 2005 for the 2004 plan year, which will be due by September 15, 2005. At its discretion, the Company may contribute in excess of this amount. Due to changes prescribed by the Pension Funding Equity Act of 2004, which changed the interest rate used to calculate the funded current liability percentage (“FCLP”) as of January 1, 2003, the Company is not required to make quarterly contributions to the Benefit Plan for the 2004 plan year. For the 2005 plan year, however, due to a FCLP rate below 100% at January 1, 2004, the Company is required to make contributions on a prescribed quarterly basis. Therefore, commencing with quarterly contributions of $918,000 made on April 15, 2005 and July 15, 2005, the Company expects to make its remaining required contributions of $918,000 per quarter due on October 15, 2005 and January 15, 2006. The Company contributed $0.7 million to the ESPP II during the thirty-nine weeks ended July 2, 2005. The Company contributed $0.9 million to the Benefit Plan during the thirty-nine weeks ended July 2, 2005.

At July 2, 2005, the fair value of the benefit plan assets increased to $73.2 million from $66.1 million at October 2, 2004.

The Company sponsors postretirement benefit plans that cover both non-union and union employees. Retired non-union employees currently are eligible for a plan providing medical benefits, and a certain group of retired non-union employees currently participate in a plan providing life insurance benefits for which active non-union employees are no longer eligible. Additionally, certain eligible union and non-union employees have separate plans providing a lump-sum payout for unused sick days. These plans are not funded.

Assuming a discount rate of 6.25% and certain other assumptions, the Company estimates that postretirement expense for fiscal 2005 will be approximately $5.2 million. Future postretirement expense will be affected by discount rates and other variables such as expected rate of compensation increases and projected health care trend rates.

RISK FACTORS

The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial also may impair the Company’s business operations. If any of the following risks occur, the Company’s business, prospects, financial condition, operating results and cash flows could be adversely affected in amounts that could be material.

Unified’s management deals with many risks and uncertainties in the normal course of business. Readers should be aware that the occurrence of the risks, uncertainties and events described in the risk factors below and elsewhere in this Form 10-Q could have an adverse effect on the Company’s business, results of operations and financial position.

The markets in which we operate are highly competitive.    The wholesale food distribution and retail grocery industries are highly competitive and characterized by high volume and low profit margins. The shifting of market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in various markets. A significant portion of the Company’s sales are made at prices based on the cost of products it sells plus a markup. As a result, the Company’s profit levels may be negatively impacted if it is forced to respond to competitive pressure by reducing prices.

The increased competition has caused the industry to undergo changes as participants seek to lower costs, further increasing pressure on the industry’s already low profit margins. In addition to price competition, food wholesalers also compete with regard to quality, variety and availability of products offered, strength of private label brands offered, schedules and reliability of deliveries and the range and quality of services provided.

Continued consolidation in the industry, consolidation among the Company’s suppliers, new entrants and trends toward vertical integration could create additional competitive pressures that reduce margins and adversely affect the Company’s business, financial condition and results of operations.

The Company may experience reduced sales if Members lose market share.    The Company’s customers face increasing competition at the retail distribution level with several large fully integrated chain store organizations, as well as alternative format food stores including warehouse stores and supercenters. These supercenters have benefited from concentrated buying power and low-cost distribution technology, and have increasingly gained market share at the expense of traditional supermarket operators, including some independent operators, many of whom are the Company’s customers. The market share of such alternative format stores is expected to grow in the future, potentially resulting in a loss of sales volume for the Company. A loss of sales volume could potentially cause patronage dividends to be reduced and/or the book value of the Company’s shares to decrease, thereby reducing the value of the Members’ Class B Shares.

The Company may experience reduced sales if Members purchase directly from suppliers.    Increased industry competitive pressure is causing some of the Company’s Members that can qualify to purchase directly from suppliers to increase their level of direct purchases from suppliers and expand their self-distribution activities. The Company’s operating results could be adversely affected if a significant reduction in distribution volume occurred in the future.

Members may not retain sales volume improvements realized from the fiscal 2004 strike.    On October 11, 2003, members of the United Food and Commercial Workers union (“UFCW”) in Southern California went on strike against one of the area’s large grocery retail chains. At the time of the strike, the retailer’s other two bargaining partners agreed to lock out workers until a contract settlement was reached. As a result of the strike, which was settled on February 26, 2004, the Company experienced higher sales during the first and second quarters of fiscal 2004 as some consumers began patronizing independent retailers rather than the larger grocery retail chains targeted by the strike.

Following the resolution of the strike, the Company experienced a reduction in sales and costs from the strike volume levels as consumers returned to their prior shopping patterns. The Company experienced a mixed result following the strike, as some retailers were able to retain new customers gained during the strike, while other retailers’ volume returned to more normalized levels. The ability of the Company’s Member and non-member customers to maintain any post-strike volume gains is uncertain. Due to the many factors involved, an exact measurement of benefit from the additional volume and sales retained following the strike cannot be precisely determined. If the Company is not able to replace lost post-strike volume, its sales performance may be negatively affected compared to fiscal 2004 results.

We are vulnerable to changes in general economic conditions.    The Company is affected by certain economic factors that are beyond its control including inflation. An inflationary economic period could impact the Company’s operating expenses in a variety of areas, including, but not limited to, employee wages, benefits and workers’ compensation insurance, as well as energy and fuel costs. A significant portion of the Company’s debt is at floating interest rates and an inflationary economic cycle typically results in higher interest costs. The Company operates in an industry characterized by low margins within a highly competitive marketplace; therefore, passing on such cost increases to customers could be difficult. To the extent the Company is unable to mitigate increasing costs, patronage dividends may be reduced and/or the book value of the Company’s shares may decrease, thereby reducing the value of the Members’ Class B Shares.

Changes in the economic environment could adversely affect Unified’s customer’s ability to meet certain obligations to the Company or leave the Company exposed for obligations the Company has guaranteed. Loans to Members, trade receivables and lease guarantees could be at risk in a sustained inflationary environment. In response to this potential risk, the Company establishes reserves for notes receivable, trade receivables, and lease commitments for which the Company may be at risk for default. Under certain circumstances, the Company would be required to foreclose on assets provided as collateral or assume payments for leased locations for which the Company has guaranteed payment. Although the Company believes its reserves to be adequate, the Company’s operating results could be adversely affected in the event that actual losses exceed available reserves.

The Company presently holds an investment in the preferred stock of one of its Members (see Note 10 of Notes to Consolidated Condensed Financial Statements) and may on occasion hold investments in the common and preferred stock of Members. These investments are generally held at cost or the equity method and are periodically evaluated for impairment. As a result, changes in the economic environment that adversely affect the business of these Members could result in the write-down of these investments. This risk is unique to a cooperative form of business in that investments are made to support Members’ businesses, and those economic conditions that adversely affect the Members can also reduce the value of the Company’s investment, and hence the book value of the underlying capital shares.

We will continue to be subject to risk of loss of member volume.    The Company’s operating results are highly dependent upon either maintaining or growing its distribution volume to its customers. The Company’s top ten Member and non-member customers constituted approximately 38% of total sales for the thirty-nine week period ended July 2, 2005. A significant loss in membership or volume could adversely affect the Company’s operating results. We will continue to be subject to the risks associated with consolidation within the grocery industry. When independent retailers are acquired by large chains with self-distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower sales volume.

Litigation could lead to unexpected losses.    During the normal course of carrying out its business, the Company may become involved in litigation. In the event that management determines that the probability of an adverse judgment in a pending litigation is likely and that the exposure can be reasonably estimated, appropriate reserves are recorded at that time pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 5 “Accounting for Contingencies.” Although the Company believes its reserves to be adequate, the final outcome of any litigation could adversely affect operating results if the actual settlement amount exceeds established reserves and insurance coverage.

We are subject to environmental laws and regulations.    The Company owns and operates various facilities for the manufacture, warehousing and distribution of products to its customers. Accordingly, the Company is subject to increasingly stringent federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials. In particular, under applicable environmental laws, the Company may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to its facilities and the land on which the Company facilities are situated, regardless of whether the Company leases or owns the facilities or land in question and regardless of whether such environmental conditions were created by it or by a prior owner or tenant. The Company believes it is in compliance with all such laws and regulations and has established reserves for known and anticipated costs of remediation.

We are exposed to potential product liability claims.    The packaging, marketing and distribution of food products purchased from others involve an inherent risk of product liability, product recall and adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by the Company. These contaminants may result in illness, injury or death if such contaminants are not eliminated. Accordingly, the Company maintains stringent quality standards on the products it purchases from suppliers, as well as products manufactured by the Company itself. The Company generally seeks contractual indemnification and insurance coverage from parties supplying its products and rigorously tests its private brands and manufactured products to ensure the Company’s quality standards are met. In addition, the Company is insured for product liability claims and believes its coverage to be adequate. However, product liability claims in excess of available reserves and insurance coverage, as well as the negative publicity surrounding any assertion that the Company’s products caused illness or injury could have a material adverse effect on its reputation and on the Company’s business, financial condition and results of operations.

Our insurance reserves may be inadequate if unexpected losses occur.    The Company’s insurance subsidiaries are regulated by the State of California and are subject to the rules and regulations promulgated by the appropriate regulatory agencies. In addition, the Company is self insured for workers’ compensation up to $300,000 per incident and maintains appropriate reserves to cover anticipated payments. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, mortality rates, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense is significantly affected by the outcome of these studies. Although the Company believes its reserves to be adequate, significant and adverse changes in the experience of claims settlement, legislative changes and other underlying assumptions could negatively impact operating results.

We may not have adequate resources to fund our operations.    The Company relies primarily upon cash flow from its operations and Member investments to fund its operating activities. In the event that these sources of cash are not sufficient to meet the Company’s requirements, additional sources of cash are expected to be obtained from the Company’s credit facilities to fund its daily operating activities. Our Revolving Credit Agreement, which expires on December 5, 2007, requires compliance with certain financial covenants, including minimum tangible net worth, fixed charge coverage ratio and total funded debt to earnings before interest, taxes, depreciation, amortization and patronage dividends (“EBITDAP”). While the Company is currently in compliance with all required covenants and expects to remain in compliance, this does not guarantee the Company will remain in compliance in future periods.

The Company’s Revolving Credit Agreement permits advances of up to 85% of eligible accounts receivable and up to 65% of eligible inventory up to a maximum of $225 million. As of July 2, 2005, the Company believes it has sufficient cash flow from operations and availability under the Revolving Credit Agreement to meet operating needs and capital spending requirements through fiscal 2005. However, if access to operating cash or to the Revolving Credit Agreement becomes restricted, the Company may be compelled to seek alternate sources of cash. The Company cannot assure that alternate sources will provide cash on terms favorable to the Company. Consequently, the inability to access alternate sources of cash on terms similar to its existing agreement could adversely affect the Company’s operations.

The value of our benefit plan assets and liabilities is based on estimates and assumptions, which may prove inaccurate.    The Company’s employees participate in Company sponsored defined pension and postretirement benefit plans. Officers of the Company also participate in a Company sponsored ESPP II, which provides additional post-termination retirement income based on each participant’s final salary and years of service as an officer of the Company. The postretirement plans provide medical benefits for retired non-union employees, life insurance benefits for retired non-union employees for which active non-union employees are no longer eligible, and lump-sum payouts for unused sick days covering certain eligible union and non-union employees. Liabilities for the postretirement plans are not funded. The Company accounts for these benefit plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 106 “Employers’ Accounting for Postretirement Benefits

Other Than Pensions” and SFAS No. 112 “Employers’ Accounting for Postemployment Benefits,” which require the Company to make actuarial assumptions that are used to calculate the carrying value of the related assets, where applicable, and liabilities and the amount of expenses to be recorded in the Company’s consolidated financial statements. Assumptions include the expected return on plan assets, discount rates, health care cost trend rate, projected life expectancies of plan participants and anticipated salary increases. While we believe the underlying assumptions are appropriate, the carrying value of the related assets and liabilities and the amount of expenses recorded in the consolidated financial statements could differ if other assumptions are used.

A system failure or breach of system or network security could delay or interrupt services to our customers or subject us to significant liability.    Despite system redundancy, the implementation of security measures and the existence of a Disaster Recovery Plan for the Company’s internal information systems, these systems are vulnerable to damage from computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. It is possible that a system failure, accident or security breach could result in a material disruption to the Company’s business. In addition, substantial costs may be incurred to remedy the damages caused by these disruptions or security breaches. From time to time, the Company installs new or upgraded business management systems. To the extent that a critical system fails or is not properly implemented and the failure cannot be corrected in a timely manner, the Company may experience disruptions to the business that could have a material adverse effect on the Company’s results of operations.

We risk losses due to natural disasters and similar events.    In addition to normal business risks, the Company is also subject to acts of God such as adverse weather conditions, earthquakes, fires, epidemics and other natural disasters that could have an adverse effect on the Company’s operations and financial results. Knowing that such events cannot necessarily be prevented, the Company believes it maintains adequate insurance coverage to recover and rebuild critical facilities in the event that such a catastrophe occurs. In addition, the Company has developed contingency plans that provide for alternate sites to warehouse and distribute products if primary facilities are disabled, while mitigating the effect to its Members.

Our business is vulnerable to disruption by terrorist activities.    In addition, the Company’s business is dependent on the free flow of products and services through its distribution channels. The recent rise in terrorist activities domestically and abroad has resulted in an increase in security measures taken by governmental authorities that could delay or impede the distribution of products and/or services to the Company’s Members and could also have an adverse effect on the Company’s operations and financial results.

Our success depends on our retention of our executive officers, senior management and our ability to hire and retain additional key personnel.    The Company’s success depends on the skills, experience and performance of its executive officers, senior management and other key personnel. The loss of service of one or more of its executive officers, senior management or other key employees could have a material adverse effect on the Company’s business, prospects, financial condition, operation results and cash flows. The Company’s future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for these personnel is intense, and there can be no assurance that the Company can retain our key employees or that it can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

The successful operation of our business depends upon the supply and marketing relationships from other companies.    The Company depends upon third parties for supply of products and raw materials. Any disruption in the services provided by any of these suppliers, or any failure by them to handle current or higher volumes of activity, could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

The Company participates in various marketing and promotional programs to increase sales volume and reduce merchandise costs. Failure to continue these relationships on terms that are acceptable to Unified, or to obtain adequate marketing relationships could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

Increased energy, diesel fuel and gasoline costs could reduce our profitability.    The Company’s operations require and are dependent upon the continued availability of substantial amounts of electricity, diesel fuel and gasoline to manufacture, store and transport products. The Company’s trucking operations are extensive and diesel fuel storage capacity represents approximately two weeks average usage. The prices of electricity, diesel fuel and gasoline fluctuate significantly over time. Given the competitive nature of the grocery industry, we may not be able to pass on increased costs of production, storage and transportation to our customers. As a result, either a shortage or significant increase in the cost of electricity, diesel fuel or gasoline could disrupt distribution activities and negatively impact our business and results of operations.

Strike or work stoppage by our union employees could disrupt our business.    Approximately 62% of our employees are covered by collective bargaining agreements, some of which are due to expire in fiscal 2005. The inability to negotiate acceptable contracts with the unions could result in a strike or work stoppage and increased operating costs resulting from higher wages or benefits paid to union members or replacement workers. Such outcome could have a material negative impact on the Company’s operations and financial results.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and we could be subject to regulatory scrutiny.    Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), Unified will be required, beginning in its fiscal year 2006, to perform an evaluation of the Company’s internal controls over financial reporting and have the Company’s independent registered public accounting firm test and evaluate the design and operating effectiveness of such internal controls and publicly attest to such evaluation. The Company has prepared an internal plan of action for compliance with the requirements of Section 404, which includes a timeline and scheduled activities, although as of the date of this filing the Company has not yet completed its effectiveness evaluation. Although the Company believes its internal controls are operating effectively, the Company cannot guarantee that it will not have any material weaknesses. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If the Company fails to complete this evaluation in a timely manner, or if the Company’s independent registered public accounting firm cannot timely attest to the Company’s evaluation, the Company could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause the Company to fail to meet its reporting obligations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated condensed financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates, assumptions and judgments that affect the amount of assets and liabilities reported in the consolidated condensed financial statements, the disclosure of contingent assets and liabilities as of the date of the consolidated condensed financial statements and reported amounts of revenues and expenses during the year. The Company believes its estimates and assumptions are reasonable; however, future results could differ from those estimates under different assumptions or conditions.

The Company believes the following discussion addresses its most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results and requires management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company’s critical accounting policies and important accounting practices are described below.

Insurance Reserves.    The Company’s insurance subsidiaries provide various types of insurance products to its Members including workers’ compensation, general liability, auto, directors and officers and others. Certain of the Company’s insurance subsidiaries are regulated by the State of California and are subject to the rules and regulations promulgated by the appropriate state regulatory agencies. There are many factors that contribute to the variability in estimating insurance loss reserves and related costs. Changes in state regulations may have a direct impact on workers’ compensation cost and reserve requirements. In fiscal 2004, mandatory contributions to the California Workers’ Compensation Fund for California based companies was reduced to somewhat mitigate the impact of the rising workers’ compensation cost to these businesses. The cost of insurance and the sufficiency of loss reserves are also impacted by actuarial estimates based on a detailed analysis of health care cost trends, mortality rates, claims history, demographics and industry trends. As a result, the amount of the loss reserve and the related expense is significantly affected by these variables, as well as the periodic changes in state and federal law. The Company regularly assesses the sufficiency of its loss reserves, which represent potential future claims and settlements to policyholders. Insurance reserves are recorded based on estimates and assumptions made by management using data available at the valuation date and are validated by third party actuaries to ensure such estimates are within acceptable ranges. In addition, the Company’s Wholesale Distribution segment is self insured for workers’ compensation of up to $300,000 per incident. Insurance reserves maintained by the Company’s insurance subsidiaries and the Company’s reserve for projected workers’ compensation payouts totaled approximately $60.5 million as of July 2, 2005 and $57.1 million as of October 2, 2004.

Allowance for Uncollectible Accounts and Notes Receivable.    The preparation of the Company’s consolidated financial statements requires management to make estimates of the collectibility of its accounts and notes receivable. The Company’s trade and short-term notes receivable, net was approximately $141.1 million and $140.8 million (including approximately $6.5 million and $5.2 million of short-term notes receivable) at July 2, 2005 and October 2, 2004, respectively. The Company’s long-term notes receivable, net was approximately $9.6 million and $14.3 million at July 2, 2005 and October 2, 2004, respectively. Management regularly analyzes its accounts and notes receivable for changes in the credit-worthiness of customers, economic trends and other variables that may affect the adequacy of recorded reserves for potential bad debt. In determining the appropriate level of reserves to establish, the Company utilizes several techniques including specific account identification, percentage of aged receivables and historical collection and write-off trends. In addition, the Company considers in its reserve calculations collateral such as redemption notes, Member shareholdings, cash deposits and personal guarantees. A bankruptcy or financial loss associated with a major customer could have a material adverse effect on the Company’s sales and operating results. The Company’s allowance for doubtful accounts for trade and short-term notes receivable was approximately $2.7 million and $2.1 million at July 2, 2005 and October 2, 2004, respectively, and $0.9 million and $0.8 million for long-term notes receivable at July 2, 2005 and October 2, 2004, respectively. As a result of the quasi-reorganization on September 28, 2002, the Company’s accounts and notes receivable were adjusted to fair value.

Lease Loss Reserves.    The Company has historically subleased store sites to independent retailers who meet certain credit requirements, at rates that are at least as high as the rent paid by the Company. The Company also leases sites for its discontinued retail business. Under the terms of the original lease agreements, the Company remains primarily liable for any financial commitments a retailer may no longer be able to satisfy, including those stores that are part of the Company’s discontinued retail business. Should a retailer be unable to perform under the terms of the sublease, the Company would record a charge to earnings for the cost of the remaining term of the lease, less any expected sublease income, at net present value. The Company is also contingently liable for certain subleased facilities. Variables affecting the level of lease reserves recorded include the remaining lease term, vacancy rates of leased property, the state of the economy, property taxes, common area maintenance costs and the time required to sublease the property. Favorable changes in economic conditions, leading to shorter vacancy periods or higher than expected sublease rental commitments, could result in a reduction of the required reserves. The Company’s lease reserves for all leased locations were approximately $11.2 million and $14.3 million as of July 2, 2005 and October 2, 2004, respectively.

Investments.    The Company presently holds an investment in the preferred stock of one of its Members (see Note 10 of Notes to Consolidated Condensed Financial Statements) and may on occasion hold investments in the common and preferred stock of Members. These investments are periodically evaluated for impairment. This evaluation involves performing fair value analyses of the respective investments. If an investment’s carrying amount exceeds its fair value and the shortfall is not deemed recoverable, an impairment loss would be recorded. As a result, adverse changes in the economic environment that adversely affect the business of these retailers could result in the write-down of these investments.

Goodwill and Intangible Assets.    The Company’s operating results are highly dependent upon either maintaining or growing its distribution volume to its customers. The Company’s top ten Member and non-member customers constituted approximately 38% of total sales for the thirty-nine week period ended July 2, 2005. A significant loss in membership or volume could adversely affect the Company’s operating results. The Merger with United resulted in the recording of goodwill representing the intangible assets of the acquired business. The book value of the goodwill was approximately $24.7 million at July 2, 2005. Although the sales volume and customer base of the combined entity remains strong, significant reductions in the distribution volume in the future could potentially impair the carrying amount of goodwill necessitating a write-down of this asset.

The Company evaluates its goodwill and intangible assets for impairment pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” which provides that goodwill and other intangible assets with indefinite lives are not amortized but tested for impairment annually, or more frequently if circumstances indicate potential impairment. The impairment test is comprised of two steps: (1) a reporting unit’s fair value is compared to its carrying value; if the fair value is less than its carrying value, impairment is indicated; and (2) if impairment is indicated in the first step, it is measured by comparing the implied fair value of goodwill and intangible assets to its carrying value at the reporting unit level. In determining fair value, the Company uses the discounted cash flow method, which assumes a certain growth rate projected over a period of time in the future and then discounted to net present value using the Company’s estimated cost of capital. The Company evaluates its goodwill for impairment in the third quarter of each fiscal year. Accordingly, the Company tested its goodwill and noted no impairment for the fiscal quarter ended July 2, 2005. In addition to the annual impairment test required under SFAS No. 142, during fiscal 2005 and 2004, the Company assessed whether events or circumstances occurred that potentially indicate that the carrying amount of these assets may not be recoverable. The Company concluded that there were no such events or changes in circumstances during 2005 and 2004 and determined that the fair value of the Company’s reporting units was in excess of its carrying value as of July 2, 2005 and October 2, 2004. Consequently, no impairment charges were recorded in the thirty-nine weeks of fiscal 2005 and fiscal year 2004.

Long-lived Assets.    In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” the Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to expected future net cash flows generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent of the difference. SFAS No. 144 requires companies to separately report discontinued operations, including components of an entity that either have been disposed of (by sale, abandonment or in a distribution to owners) or classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Factors that the Company considers important which could individually or in combination trigger an impairment review include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of the Company’s use of the acquired assets or the strategy for our overall business; and

•	Significant changes in our business strategies and/or negative industry or economic trend.

If the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company will measure any impairment based on a projected discounted cash flow method using a discount rate commensurate with the Company’s estimated cost of capital.

On a quarterly basis, the Company assesses whether events or changes in circumstances occur that potentially indicate the carrying value of long-lived assets may not be recoverable. The Company concluded that there were no such events or changes in circumstances during the thirty-nine weeks of fiscal 2005 and fiscal year 2004.

Quasi-reorganization.    On September 25, 2002, the Company’s Board approved a plan to effect a quasi-reorganization as of September 28, 2002. A quasi-reorganization is an accounting procedure that eliminates an accumulated deficit in retained earnings and permits a company to proceed on much the same basis as if it had been legally reorganized. A quasi-reorganization involves adjusting a company’s assets and liabilities to their fair values. Any remaining deficit in retained earnings is then eliminated by a transfer of amounts from paid-in capital and capital stock, if necessary, giving a company a “fresh start” and a zero balance in retained earnings. The fair value adjustments pursuant to quasi-reorganization accounting rules did not result in a net write-up of assets.

Tax Valuation Allowances.    The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the net deferred tax asset will not be realized. In accordance with SFAS No. 109 and post quasi-reorganization accounting, valuation allowance reductions are accounted for as an adjustment to additional paid-in capital, while increases to the valuation allowance are accounted for as an adjustment to the income tax provision. The Company had approximately $11.7 million and $10.5 million in net deferred tax assets that are net of tax valuation allowances of zero and $2.0 million at July 2, 2005 and October 2, 2004, respectively. Management evaluated the available positive and negative evidence in assessing the Company’s ability to realize the benefits of the net deferred tax assets at July 2, 2005 and concluded it is more likely than not that the Company no longer requires a tax valuation allowance. The net deferred tax assets should be realized through future operating results and the reversal of taxable temporary differences. Of the net deferred tax assets, $12.1 million and $11.9 million are classified as current assets in deferred income taxes and $0.4 million and $1.4 million are included in long-term liabilities, other in the accompanying consolidated condensed balance sheets as of July 2, 2005 and October 2, 2004, respectively.

Pension and Postretirement Benefit Plans.    The Company’s non-union employees participate in Company sponsored defined benefit pension and postretirement benefit plans. Officers of the Company also participate in a Company sponsored ESPP II plan, which provides supplemental post-termination retirement income based on each participant’s final salary and years of service as an officer of the Company. The Company accounts for these benefit plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and SFAS No. 112 “Employers’ Accounting for Postemployment Benefits – an amendment of FASB Statements No. 5 and 43” which require the Company to make actuarial assumptions that are used to calculate the carrying value of the related assets and liabilities and the amount of expenses to be recorded in the Company’s consolidated condensed financial statements. Assumptions include the expected return on plan assets, discount rates, projected life expectancies of plan participants, anticipated salary increases and health care cost trend. The assumptions are regularly evaluated by management in consultation with outside actuaries who are relied upon as experts. While the Company believes the underlying assumptions are appropriate, the carrying value of the related assets and liabilities and the amount of expenses recorded in the consolidated condensed financial statements could differ if other assumptions are used.

The Company contributes to collectively bargained, multi-employer defined benefit pension plans in accordance with the provisions of negotiated labor contracts. The amount of the Company’s contribution is, in part, dependent upon the performance of the multi-employer plans’ assets whose administration is not subject to control by the Company.

Poor investment performance by the multi-employer plans could result in increased contributions required of all participating employers, including the Company, and such amounts may be material.

Inventories.    Inventories are primarily comprised of merchandise purchased for resale and are stated at the lower of FIFO (first-in, first-out) cost or market. The Company provides for estimated inventory losses between physical inventory counts based upon historical inventory losses as a percentage of sales. The provision is adjusted periodically to reflect updated trends of actual physical inventory count results.

Vendor Funds.    The Company receives funds from many of the vendors whose products the Company buys for resale to its Members. These vendor funds are provided to increase the sell-through of the related products. The Company receives funds for a variety of merchandising activities: placement of vendors’ products in the Members’ advertising; placement of vendors’ products in prominent locations in the Members’ stores; introduction of new products into the Company’s distribution system and Members’ stores; exclusivity rights in certain categories that have slower-turning products; and to compensate for temporary price reductions offered to customers on products held for sale at Members’ stores.

Vendor funds are reflected as a reduction of inventory costs or as an offset to cost incurred on behalf of the vendor for which the Company is being reimbursed in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor” (“EITF No. 02-16”). Amounts due from vendors upon achievement of certain milestones, such as minimum purchase volumes, are accrued prior to the achievement of the milestone if the Company believes it is probable the milestone will be achieved, and the amounts to be received are reasonably estimable.

Certain discounts and allowances negotiated by the Company on behalf of its members were required to be reclassified upon adoption of EITF Issue No. 03-10, “Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers” (“EITF No. 03-10”). Accordingly, for the thirty-nine weeks ended July 2, 2005, $70.9 million of such discounts and allowances were classified as a reduction in cost of sales, and for the thirty-nine weeks ended June 26, 2004, $65.1 million of such consideration was classified as a reduction in cost of sales with a corresponding reduction in net sales. In addition, for the thirty-nine weeks ended July 2, 2005, $0.6 million was classified as a reduction in distribution, selling and administrative expenses, and for the thirty-nine weeks ended June 26, 2004, $0.5 million was classified as a reduction in distribution, selling and administrative expenses with a corresponding increase in cost of sales. Comparable amounts for years prior to fiscal 2003 were not reclassified, as reclassification is not permitted under the transition guidance. The application of EITF 03-10 had no effect on earnings.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Refer to Note 11 to Notes to Consolidated Condensed Financial Statements in Part I, Item 1 of this quarterly report on Form 10-Q for management’s discussion of recently issued accounting pronouncements and their expected impact, if any, on the Company’s consolidated condensed financial statements.

AVAILABILITY OF SEC FILINGS

Unified makes available, free of charge, through its website (www.uwgrocers.com) its Forms 10-K, 10-Q and 8-K, as well as its registration and proxy statements, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission (the “SEC”). A copy of any of the reports filed with the SEC can be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. A copy may also be obtained by calling the SEC at 1-800-SEC-0330. All reports filed electronically with the SEC are available on the SEC’s web site at http://www.sec.gov.

ITEM 3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the market risks the Company faces contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements.

Unified has only limited involvement with derivative financial instruments that are used to manage well-defined interest rate risks. In February 1999, the Company entered into a five-year interest rate collar agreement to partially offset interest rate fluctuations associated with its variable interest rate borrowings on its former Revolving Credit Agreement. The collar agreement expired in February 2004.

Unified is subject to interest rate changes on its notes payable under the Company’s credit agreements that may affect the fair value of the notes payable, as well as cash flow and earnings. Based on the notes payable outstanding at July 2, 2005 and the current market condition, a one percent increase in the applicable interest rates would decrease the Company’s annual cash flow and pretax earnings by approximately $0.6 million. Conversely, a one percent decrease in the applicable interest rates would increase annual cash flow and pretax earnings by $0.6 million.

With the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company’s investments in convertible bonds were reclassified from available for sale securities to trading securities. As a result of changing the classification of the convertible bonds, the Company is subject to market risk associated with fluctuations in interest rates and the market value of the embedded conversion feature.

The Company is exposed to credit risk on accounts receivable through the ordinary course of business and the Company performs ongoing credit evaluations. Concentration of credit risk with respect to accounts receivables are limited due to the nature of our customer base (i.e., primarily Members). The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

ITEM 4.    CONTROLS AND PROCEDURES

Disclosure controls and procedures.    Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Quarterly Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity’s disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors, mistakes or intentional circumvention of the established processes.

At the end of the period covered by this report, Unified’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective at the reasonable assurance level described above as of the end of the period covered in this report.

Changes in internal controls over financial reporting.    Management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, has evaluated any changes in the Company’s internal control over financial reporting that occurred during the most recent fiscal quarter. Based on that evaluation, management, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the quarter ended July 2, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Company is a non-accelerated filer and is required to comply with the internal control reporting and disclosure requirements of Section 404 of the Sarbanes-Oxley Act for fiscal years ending on or after July 15, 2006. The Company is currently in the documentation phase of its Section 404 compliance and will be required to comply with these disclosure requirements for its fiscal year ending September 30, 2006.

PART II.    OTHER INFORMATION

ITEM 1.    LEGAL PROCEEDINGS

As disclosed in Item 3 of the Company’s Annual Report on Form 10-K for the fiscal year ended October 2, 2004, and Item 1 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarters ended January 1, 2005 and April 2, 2005, the Company was a defendant to litigation filed December 14, 2001 in the state of Hawaii stemming from the Company’s 1996 sale of a subsidiary (Hawaiian Grocery Stores, Ltd.) to a private investor, events subsequent to the sale, and the subsequent bankruptcy and liquidation of such business (“the HGS litigation”). The plaintiffs sought damages in an undetermined amount, rescission of certain transactions, restitution to plaintiffs in an unstated amount and punitive and other damages in an unstated amount.

During the second fiscal quarter ended April 2, 2005, the Company and other individuals and entities entered into a settlement agreement with the plaintiffs that would cause the dismissal of all claims against the Company, its affiliated entities, as well as all individuals currently or formerly affiliated with the Company or its related entities. There was no finding or admission of wrongdoing by the Company, its affiliated entities, or any individual currently or formerly affiliated with the Company or its related entities. During the third fiscal quarter ended July 2, 2005, the court with jurisdiction in this matter approved the settlement. The amount of the settlement was within reserves previously established by the Company.

The Company is a party to various litigation, claims and disputes, some of which, including the HGS litigation, are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company believes the outcome of these matters will not result in a material adverse effect on its financial condition or results of operations.

ITEM 2.    UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

COMPANY PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid Per Share
April 3, 2005 – April 30, 2005	1,200 Class A Shares	$174.39
May 29, 2005 – July 2, 2005	2,400 Class A Shares	$174.39
May 29, 2005 – July 2, 2005	8,479 Class B Shares	$174.39
May 29, 2005 – July 2, 2005	544 Class E Shares	$100.00

Total	12,623 Shares	$171.18

Refer to “Redemption of Capital Stock” in Part I, Item 2 of this Quarterly Report on Form 10-Q for discussion of the Company’s share redemptions.

ITEM 3.    DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5.    OTHER INFORMATION

None.

ITEM 6.    EXHIBITS

(a) Exhibits

3.1	Amended and Restated Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003).

3.2	Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003, filed on December 16, 2003).

31.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIFIED WESTERN GROCERS, INC.

By	/S/ ALFRED A. PLAMANN
Alfred A. Plamann President and Chief Executive Officer (Principal Executive Officer)

By	/S/ RICHARD J. MARTIN
Richard J. Martin Executive Vice President, Finance & Administration and Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: August 11, 2005

EXHIBIT 31.1

CERTIFICATION

I, Alfred A. Plamann, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Unified Western Grocers, Inc. (the “Registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.	The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.	Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.	The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: August 11, 2005

/s/ ALFRED A. PLAMANN
Alfred A. Plamann
President and Chief Executive Officer (Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Richard J. Martin, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Unified Western Grocers, Inc. (the “Registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.	The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.	Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.	The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: August 11, 2005

/s/ RICHARD J. MARTIN
Richard J. Martin
Executive Vice President, Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with the Quarterly Report on Form 10-Q of Unified Western Grocers, Inc. (the “Company”) for the fiscal quarter ended July 2, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alfred A. Plamann, President and Chief Executive Officer of the Company, hereby certify that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

Date: August 11, 2005

/s/ ALFRED A. PLAMANN
Alfred A. Plamann
President and Chief Executive Officer (Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with the Quarterly Report on Form 10-Q of Unified Western Grocers, Inc. (the “Company”) for the fiscal quarter ended July 2, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard J. Martin, Executive Vice President, Finance and Administration and Chief Financial Officer of the Company, hereby certify that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

Date: August 11, 2005

/s/ RICHARD J. MARTIN
Richard J. Martin Executive Vice President, Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.